SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K

(Mark One)
    [X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                   For the fiscal year ended December 31, 1995

                                       OR

    [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
        For the transition period from _______________ to _______________

                           Commission File No. 0-22850

                                 JEFFBANKS, INC.
             (Exact name of registrant as specified in its charter)

       Pennsylvania                                        23-2189480
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

1609 Walnut Street
Philadelphia, PA                                              19103
(Address of registrant's                                    (Zip Code)
principal executive officers)

       Registrant's telephone number, including area code: (215) 564-5040



           Securities registered pursuant to Section 12(b) of the Act:


     Title of each class              Name of each exchange on which registered





           Securities registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

         Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes   X   No
                                   -----    -----
         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K (ss.229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-K or any amendment to this Form 10-K. [X]

         Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon closing sale price as quoted on NASDAQ National Market on February 14, 1996: $62,444,783.

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

         Indicating the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 3,758,834 shares as of February 14, 1996.

                                     PART I

ITEM 1. BUSINESS

General

         JeffBanks, Inc. (the "Company") is a Pennsylvania chartered, registered bank holding company headquartered in Philadelphia with two wholly-owned subsidiaries, Jefferson Bank ("Jefferson PA") and Jefferson Bank of New Jersey ("Jefferson NJ"). The Company operates principally through its subsidiary banks, which are engaged in the commercial banking business in Philadelphia, Pennsylvania and its immediately adjacent Pennsylvania and New Jersey suburbs. The Company currently operates an executive office, twenty-four retail branch offices and a mortgage loan production office.

         The Company recently has experienced substantial growth, resulting primarily from the acquisitions of the Bank of Chester County and Security First Bank in 1994 and Constitution Bank in 1995. For the three-year period ended December 31, 1995, the Company's total assets have grown from $558.2 million to $939.0 million, its deposits have grown from $503.7 million to $725.0 million and its shareholders' equity has grown from $41.0 million (including minority interests) to $73.3 million. The Company has also enjoyed increased profitability  during the  period.  The  Company's  income  increased  from $3.5
million  (before   minority   interests  and  dividend  on  preferred  stock  of
subsidiary) for 1992 to $7.7 million for 1995. Return on average assets increased from .66% for 1992 to .96% for 1995.

         The Company's primary strategy for further growth is to establish a reputation and market presence as the "small and middle-market business bank." The Company has sought to implement its strategy by targeting the banking needs of high net worth or high income individuals within its market area and the businesses which they own or control. To attract this market, the Company provides specialized commercial lending, cash management, lease financing and personal credit services. In particular, in its commercial lending, the Company seeks to respond to its targeted market by customizing the terms of its loans to the specific or special needs of individual customers or their businesses. Such services are also intended to aid in generating loans and deposits from the Company's targeted market. The Company believes that satisfactory attention to this selected market requires a combination of the services of the type described above (which the Company believes are frequently unavailable at small banks), and the personal attention of senior management (which the Company believes is often unavailable to such customers at major financial institutions). The customers in this market generally require relatively small amounts of credit (almost never in excess of $5 million, and often less than $1 million), but often seek customized solutions to their financial requirements.

         The Company provides a wide range of banking services for both individuals and businesses in addition to the more specialized services referred to previously. For individuals, the Company provides services which include demand, NOW, money market, certificates of deposit, and other saving accounts. The Company also offers telephone transfer services, automatic teller services through the MAC inter-bank automated teller system, night depository services, safe-deposit facilities, consumer loan programs (including installment loans for home repairs and for the purchase of consumer goods such as automobiles and boats), home equity loans, credit card plans with Visa and Mastercard, revolving lines of credit, automobile leases, residential construction loans and permanent mortgages for single family and multi-family houses. For businesses, the Company additionally offers short-term loans for seasonal and working capital purposes, term loans secured by real estate and other assets, loans for construction and expansion needs, equipment and automobile leasing and loan programs, revolving credit plans, and other commercial loans. The Company, through Monticello Investment Services, also offers a full range of investment products including mutual funds, annuities and discount brokerage. Trust services are marketed in conjunction with Chase Manhattan Bank, N.A.

         Deposits obtained through the Company's branch banking system have been the principal source of funds for use in the Company's lending activities. At December 31, 1995, the Company had total deposits of $725.0 million. Of this total, 46% represented time deposits, 34% represented savings and money market deposits and 20% represented demand (non-interest bearing) deposits.

         At December 31, 1995, the Company had a net loan portfolio (excluding mortgage loans held for sale) of $659.3 million, representing 70% of total assets at that date. The loan portfolio of the Company is categorized into commercial, commercial mortgage, residential mortgage, construction, consumer (including home equity lines of credit) and direct lease financing. At December 31, 1995, commercial mortgages and other commercial loans were $429.5 million or approximately 65% of the Company's net loan portfolio. Although in making its loans the Company relies upon its evaluation of the creditworthiness and debt-servicing capability of a borrower, its loans generally are secured by residential or commercial real property, automobiles, equipment, fixtures, and other collateral. However, significant exceptions may be made to this general operating philosophy. The Company does not generally engage in non-recourse lending (i.e., lending as to which the lender only looks to the asset securing the loan for repayment) and typically will require the principals of any commercial borrower to personally guarantee the loan. The Company does not generally engage in out-of-area lending, although it may accept significant amounts of out-of-area collateral security (such as a second home or other collateral) from borrowers in the Philadelphia area.

         The Company has been active in originating residential mortgage loans for the purposes of resale to the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and other entities. For the year ended December 31, 1995, the Company had originated $20.5 million of mortgage loans. The Company originates these loans primarily through its branches and existing network of customers and generally retains the servicing on loans sold. Originations are sold without recourse to the Company. The Company generally obtains commitments to sell its mortgage originations as they are made, to minimize the interest rate risk of holding such originations. At December 31, 1995, the Company had approximately $484,000 of mortgage loans held for sale.

         Additionally, the Company periodically purchases the right to service other portfolios located in its geographic markets. Amounts so purchased are subject to, and limited by, management's assessment of the prepayment risk of the underlying portfolio. Under its mortgage servicing arrangements, the Company collects and remits loan payments, maintains related account records, makes or monitors insurance and tax payments, makes any required physical inspections of property, contacts delinquent mortgagors, and supervises foreclosures and property dispositions. At December 31, 1995, the Company was servicing real estate loans for lenders other than itself in an aggregate principal amount of approximately $254.2 million.

Competition

         In its Philadelphia metropolitan service area, the Company is subject to intense competition for customers among numerous commercial banks, savings and loan associations and other financial institutions. The Company actively competes with these institutions for deposits and local retail and commercial accounts. Many of its competitors have significantly greater financial resources than the Company. In consumer transactions, which typically involve loans in amounts far less than the lending limit of either of the subsidiary banks, the Company believes it is able to compete on a substantially equal basis with larger financial institutions. In commercial loan transactions, Jefferson PA's lending limit to a single customer (approximately $11.0 million as of December 31, 1995) enables the Company to compete effectively for the credit needs of small and moderate-sized businesses, while the lending limit of Jefferson NJ (approximately $1.3 million at December 31, 1995) enables it to effectively compete for the credit needs of small businesses. These lending limits are, however, considerably below those of various competing institutions, which makes it difficult, and in some cases impossible, for the Company to compete effectively when the amount of the loan or financing required is in excess of the lending limits of its subsidiary banks. In competing with other banks, as well as savings and loan associations and other financial institutions, the Company seeks to provide personalized services through officers' and directors' knowledge of the Company's primary service area and customers. The size of such customers, in management's opinion, often inhibits close attention to their needs by larger institutions.

         In addition to competition from savings and loan associations, thrift institutions and other commercial banks, commercial banks are experiencing competition from non-traditional sources. Industrial and retail organizations and securities firms, through their financial services units, through various new products and services, are providing strong competition in traditional banking activities. These competitors are not regulated on the same basis as banks.

Acquisition Activity

         The Company made several acquisitions in 1994 and 1995, in addition to its acquisition of the minority interest in Jefferson NJ, as follows:

         Bank of  Chester  County.  On March  29,  1994,  the  Company,  through
Jefferson PA, completed a merger with the Bank of Chester County ("Chester County") pursuant to which it acquired that institution. Under the terms of the merger, each share of Chester County common stock was converted into .25 of a share of the Company's common stock, resulting in the issuance of 111,530 shares of the Company's common stock. Chester County was a Pennsylvania chartered, FDIC insured banking institution engaged in commercial and retail banking with three locations in Chester County. Chester County had total assets of $57.8 million at the time of acquisition.

         Security First Bank. On December 22, 1994, the Company, through Jefferson PA, completed a merger with Security First Bank ("Security First"), pursuant to which it acquired that institution. Under the terms of the merger, each share of Security First common stock was converted into .3397 of a share of the Company's common stock, resulting in the issuance of 202,932 shares of the Company's common stock. Security First was a Pennsylvania chartered, FDIC insured banking institution engaged in commercial and retail banking with one location in Delaware County. Security First had total assets of $33.8 million at the time of acquisition.

         Constitution Bank. On August 4, 1995, the Company, through Jefferson PA, completed a merger with Constitution Bank ("Constitution"), pursuant to which it acquired that institution. Under the terms of the merger, each share of Constitution's common stock became .05909 of a share of the Company's common stock, resulting in the issuance of 106,456 shares of the Company's common stock. Constitution was a Pennsylvania chartered banking institution engaged in commercial and retail banking with two offices in Philadelphia. Constitution had total assets of $122.0 million at the time of acquisition.

Services to Subsidiary Banks

         The Company provides a number of services to Jefferson PA and Jefferson NJ, including arranging for and maintaining computer services, insurance coverage, marketing and advertising, internal audit services, and loan review services (primarily review of loan quality, loan documentation, supervision of the loan watch list and workouts on problem loans). The Company received fees from its subsidiary banks for such services aggregating $2.9 million in 1995, $2.5 million in 1994 and $2.0 million in 1993. On a consolidated basis, for financial reporting purposes, these fees are eliminated except to the extent they have reduced income applicable to minority interests in 1993 and prior years.

Recent Developments

         In September 1995, the Company called for redemption all of its outstanding preferred stock. At the close of the redemption period in October 1995, substantially all of the holders of preferred stock had elected, pursuant to rights included in the terms of the preferred stock, to convert their preferred shares to shares of the Company's common stock. As a result of such conversion, the Company issued 906,930 shares of its common stock.

ITEM 2. PROPERTY

         The Company and its subsidiary banks currently operate twenty-four branch offices, one bank executive office, one mortgage loan production office and an operations center. The Company's executive offices occupy a portion of one of Jefferson PA's branch offices. Twenty-one of these offices occupy approximately 104,000 square feet and are leased under leases expiring between 1994 and 2011. During 1994, the Company paid aggregate rentals of $1.7 million under these leases. Four offices are owned and occupy approximately 24,000 square feet.

ITEM 3. LEGAL PROCEEDINGS

         The Company is not involved in any material legal proceeding. However, its subsidiary banks are involved in routine litigation in the normal course of their business. In the opinion of the Company, final disposition of this litigation will not have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

                                    PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS

         The Company's common stock is traded on the Nasdaq National Market under the symbol "JEFF." The following table sets forth, on a quarterly basis, the high and low bid prices for the Company's common stock for the Company's two most recent fiscal years as reported by Nasdaq, together with quarterly dividend payment information for such period:

                                                             Cash Dividends
         1994                                   High     Low    Per Share
         ----                                  ------   ------  ---------

First Quarter ..........................   $   17.25 $  15.50 $   .10
Second Quarter .........................       17.75    15.50     .10
Third Quarter ..........................       18.25    17.25     .10
Fourth Quarter .........................       18.75    16.75     .10

                                                             Cash Dividends
        1995                                   High     Low     Per Share
        ----                                  ------   ------   ---------

First Quarter ..........................   $   21.50 $  18.50     .125
Second Quarter .........................       23.25    19.25     .125
Third Quarter ..........................       25.00    23.25     .125
Fourth Quarter .........................       26.00    22.00     .15

As of January 15, 1996, there were approximately 2,500 holders of JBI Common Stock.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial and operating information of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, including the notes thereto, included elsewhere herein.

                                                                         As of or for the Year Ended December 31,
                                                               1995         1994         1993           1992          1991
                                                                  (Dollars in Thousands, except per share amounts)
Income Statement Data:
   Interest income .....................................   $  64,317     $  46,943     $  40,475     $  41,491     $  46,124
   Interest expense ....................................      28,229        17,412        16,591        19,422        27,731
                                                            --------      --------      --------      --------      --------
   Net interest income .................................      36,088        29,531        23,884        22,069        18,393
   Provision for credit losses .........................       3,135         1,857         1,829         3,153         2,864
                                                            --------      --------      --------      --------      --------
   Net interest income after provision for credit losses      32,953        27,674        22,055        18,916        15,529
   Non-interest income(1)(8) ...........................       6,508         5,343         5,495         4,907         3,135
   Non-interest expense ................................      27,647        23,755        20,741        18,609        16,536
                                                            --------      --------      --------      --------     ---------
   Income before income taxes, dividends on preferred ..      11,814         9,262         6,809         5,214         2,128
     stock and minority interest
   Income taxes(9) .....................................       4,153         3,081         2,062         1,714           742
                                                            --------      --------      --------      --------     ---------
   Income before dividends on preferred stock and ......       7,661         6,181         4,747         3,500         1,386
     minority interest
   Dividends on preferred stock of subsidiary ..........                                     789           646           478
   Minority interest in net income of subsidiaries .....                                   1,191           877           316
                                                           ---------     ---------     ---------     ---------     ---------
            Net income .................................   $   7,661     $   6,181     $   2,767     $   1,977     $     592
                                                           =========     =========     =========     =========     =========

Per Common Share Data:
   Net income(2) .......................................   $    2.10     $    1.86     $    1.64     $    1.16     $     .05
   Fully diluted net income(2) .........................        1.94          1.71          1.49          1.16           .05
   Book value ..........................................       18.20         17.51         17.04         15.84         14.68
   Fully diluted book value(3) .........................       18.20         16.70         16.21         15.07         14.21
Balance Sheet Data:
   Total assets ........................................   $ 939,006     $ 751,525     $ 633,936     $ 558,211     $ 543,110
   Total loans(4) ......................................     673,788       551,865       459,281       438,929       421,033
   Allowance for credit losses .........................     (14,032)       (7,728)       (5,283)       (5,094)       (4,233)
   Investment securities(5) ............................     145,762        80,628        96,550        46,431        31,874
   Goodwill ............................................       8,978           809           135           156           175
   Deposits ............................................     724,967       619,131       535,509       503,660       490,373
   Securities sold under repurchase agreements .........      46,549        16,229        16,211         7,893         8,501
   Minority interest ...................................                                     437        15,690        11,543
   Convertible preferred stock and related surplus .....                    12,835        12,845         5,346         5,346
   Common shareholders' equity .........................      73,311        51,541        43,350        19,916        18,467
Selected Operating Ratios:
   Return on average assets ............................         .96%          .95%          .83%          .66%          .28%
   Return on average common equity .....................       11.30%        10.75%        10.72%         7.63%          .35%
   Net interest margin .................................        4.87%         4.89%         4.47%         4.46%         3.91%
   Ratio of earnings to fixed charges ..................        1.33%         1.36%         1.25%         1.16%         1.02%
   Dividend payout ratio ...............................       24.82%        20.34%
Selected Capital and Asset Quality Ratios:
   Equity/assets .......................................        7.80%         8.57%         8.86%         4.52%         4.38%
   Non-performing loans/total loans(6) .................        1.80%         1.60%         1.14%         1.31%         1.47%
   Non-performing assets/total loans and
    non-performing assets(7) ...........................        2.34%         2.40%         2.18%         2.32%         1.96%
   Allowance for credit losses/total loans .............        2.08%         1.40%         1.15%         1.16%         1.01%
   Allowance for credit losses/non-performing assets(7)        88.42%        57.97%        52.13%        49.54%        51.00%
   Net charge-offs/average loans .......................         .48%          .51%          .38%          .54%          .49%


(1) Includes net gain on securities of $333,000 in 1995, $128,000 in 1994, $376,000 in 1993, $605,000 in 1992 and $34,000 in 1991.

(2) Net income per share is based upon the respective weighted average number of common shares outstanding, as follows: 3,116,505 (1995); 2,617,962 (1994); 1,368,705 (1993); 1,244,066 (1992); and 1,244,066
         (1991), after giving retroactive effect to a 5% stock dividend declared on January 17, 1996. Fully diluted net

                                                      -8-




         income per share in 1995, 1994 and 1993 gives effect to the increase in average shares that would be outstanding, and the increase in net income applicable to common stock that would result from, the assumed conversion of the Company's dilutive convertible preferred stock.

(3) Fully diluted book values in 1995 through 1991 give effect to the increase in average shares that would be outstanding, and the increase in common equity that would result from, the assumed conversion of the Company's dilutive convertible preferred stock.

(4)      Includes  mortgage  loans held for sale of  $484,000  (1995),  $380,000
         (1994),  $19.0 million  (1993),  $7.0 million  (1992) and $11.9 million
         (1991).

(5) Effective January 1, 1994, the Company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption had no effect on the Company's financial position or results of operations.

(6) Non-performing loans consist of non-accrual loans and renegotiated loans and exclude loans past due 90 days or more still accruing interest. Effective January 1, 1995, the Company adopted SFAS No. 114 "Accounting for Impairment of a Loan," as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The effect of adoption was not significant to the Company's financial position or results of operations.

(7) Non-performing assets consist of non-accrual loans, renegotiated loans and other real estate owned and exclude loans past due 90 days or more still accruing interest.

(8) Effective October 1, 1995, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." The effect of adoption was not significant to the Company's financial position or results of operations.

(9) Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The effect of adoption was not significant to the Company's financial position or results of operations.

(10) All acquisitions have been accounted for under the purchase method of accounting and accordingly, the results of these entities' operations are included from their respective dates of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements of the Company and related notes included elsewhere herein.

Overview

         Net income of the Company increased to $7.7 million in 1995 from $6.2 million in 1994 and $4.7 million (before minority interests) in 1993. Non-accrual loans were $12.1 million at December 31, 1995, compared to $8.1 million a year earlier. Non-performing assets amounted to $15.9 million at December 31, 1995 and $13.3 million at December 31, 1994(1). Non-performing assets reflected a decrease in other real estate owned to $3.8 million at December 31, 1995 from $4.5 million at December 31, 1994(1). The majority of the increases in non-accrual loans and non-performing assets in 1995 as compared to 1994 resulted from the acquisition of Constitution Bank. Management believes that the loans so acquired are adequately reserved in the allowance for credit losses and that other real estate owned so acquired is properly reflected at collectible amounts.

         As set forth in "Results of Operations - General," below, the Company's results of operations depend primarily on its net interest income. Consistent with recent trends in the industry, the Company's interest margins widened in 1995 and 1994. Net interest income in 1995 increased approximately 22% over 1994 which increased 24% over 1993. The net interest margin, expressed as net interest income divided by average interest earning assets, increased to 4.87% in 1995 and 4.89% in 1994, as compared to 4.47% in 1993. As interest rates generally increased in 1994, the Company was able to reprice its loans sooner than it repriced its liabilities. Also in 1994, growth in demand, NOW and savings and money market deposits, generally the least expensive source of funds, enabled the Company to reduce its reliance on higher cost time deposits. In 1995, the Company maintained net interest margins at approximately the prior year's level by continuing to maintain interest rates on many core deposits at lower levels more consistent with industry averages, and as a result of growth in demand deposit balances. Net loans at December 31, 1995 increased 21%, or $121.9 million over the prior year amount. Of that increase, approximately $72.0 million resulted from the acquisition of Constitution. Net loans at December 31, 1994 increased 20% or $90.1 million over the prior year amount. Of that increase, approximately $60.0 million resulted from the acquisition of Chester County and Security First. See "The Company - Acquisition Activity." Overall loan growth for 1993 was significantly lower than in 1994 and 1995 as the Company sought to maintain its capital ratios during that year. Jefferson PA increased its capital through the issuance of $9.0 million of its 9.5% subordinated debentures in February, 1993. In November, 1993 the Company issued
--------
1 Non-accrual loans and non-performing assets exclude loans past due 90 days or more still accruing interest.

750,000 shares of common stock at $19 per share, through a public offering. The net proceeds of the offering were utilized primarily to provide additional capital to the Company's subsidiary banks. As of December 31, 1995, the capital ratios of the Company and each of its subsidiary banks significantly exceeded the "well-capitalized" standard established by regulatory authorities.
See "Liquidity and Capital Resources," below.

Results of Operations

         General. The Company's results of operations depend primarily on net interest income, which is the difference between interest income on interest earning assets and interest expense on interest bearing liabilities. Interest earning assets consist principally of loans and investment securities, while interest bearing liabilities consist primarily of deposits. The Company's net income is also affected by the provision for credit losses and the level of non-interest income as well as by non-interest expenses, including salary and employee benefits, occupancy costs, data processing expense, charges relating to non-performing and other classified assets and other expenses.

         Net Income. Net income (before minority interests) was $7.7 million in 1995 compared to $6.2 million in 1994 and $4.7 million in 1993. The minority interest was eliminated for periods after 1993 as a result of the acquisition of minority interest shares; but, for 1993, net income excluded minority interest in net income of subsidiaries of $1.2 million and dividends on preferred stock of subsidiary of $789,000. In 1995, the Company maintained net interest margins at approximately the prior year's level by continuing to maintain interest rates on many core deposits at lower levels more consistent with industry averages, and as a result of growth in demand deposit balances. See "Net Interest Income and Average Balances," below. Repricing opportunities for loans and the shift in deposit base to lower cost demand, NOW, savings and money market deposits served to increase interest margins in 1994. In 1994, the Company reduced its cost of funds to levels more consistent with industry averages by maintaining interest rates on many core deposits at or below their lowered prior year levels when rates had generally declined. Concurrently, the Company was able to increase loan rates during 1994 when rates generally rose. During 1993, the Company's cost of funds was at high levels relative to the banking industry generally. The provision for credit losses increased to $3,135,000 in 1995 as compared to $1,857,000 in 1994 and $1,829,000 in 1993. See "Financial Condition - Provision for Credit Losses," below. Gain on sales of residential mortgages decreased to $261,000 in 1995 from $405,000 in 1994 and $1.5 million in 1993 as higher rates in 1995 and 1994 significantly reduced refinancing volume. Net securities gains were $333,000 in 1995, as compared with $128,000 in 1994 and $376,000 in 1993.
See "Results of Operations - Net Interest Income and Average Balances" and "Non-Interest Income," below. Jefferson NJ earned $288,000 in 1995, $214,000 in 1994 and $26,000 in 1993.

         Net Interest Income and Average Balances. Net interest income was $36.1 million in 1995, compared to $29.5 million in 1994, and $23.9 million in 1993. Yields on assets increased to 8.66% in 1995 from 7.77% in 1994, a difference of
 .89% as assets were repriced to market interest rates which continued their cycle of 1994 increases into the first half of 1995, when the

Wall Street Journal prime peaked at 9%. Decreases in interest rates in the latter half of 1995 were too modest to offset the effect of the increases in the first half of the year. Such decreases did result in a prime rate of 8.75% for most of the latter half of 1995. Accordingly, the cost of interest bearing liabilities also increased, to 4.57% in 1995, from 3.49% in 1994, a difference of 1.08% as liabilities adjusted to market interest rates more rapidly than assets. In 1995 the Company was nonetheless able to maintain interest rates on many core deposits at lower levels (relative to market rates) which were more consistent with industry averages, as it had done in 1994. Also in 1995, increases in demand deposits served to partially offset the impact of increases in the cost of interest bearing liabilities. Accordingly, net interest margins of 4.87% in 1995 and 4.89% in 1994 were comparable. Yields on assets increased to 7.77% in 1994 from 7.56% in 1993, a difference of .21%. The cost of interest bearing liabilities decreased to 3.49% in 1994 from 3.63% in 1993, a difference of .14%. In 1994, the net yield on the Company's average interest earning assets of 4.89% was .42% higher than the 4.47% net yield in 1993.

         In 1995, average time deposits and FHLB advances, which represent the Company's highest cost of short term borrowed funds, respectively totaled $309.2 and $47.3 million, representing respective increases of $69.1 and $32.0 million over 1994. That growth, which compared to a prior year reduction, was accompanied by demand, NOW, savings and money market deposit growth of $30.6 million in 1995 over 1994. That demand, NOW, savings and money market deposit growth lessened the increase in the 1995 ratio of time deposits and FHLB advances to total interest bearing liabilities. That ratio was 58% in 1995, 51% in 1994, and 55% in 1993. As interest rates generally increased in 1994, the Company was able to reprice its loans sooner than it repriced its liabilities. Moreover, in that year the Company was able to reduce its cost of funds to levels more consistent with industry averages by maintaining interest rates on many core deposits at or below their lowered prior year levels when rates had generally declined. A shift in the Company's deposit base from time deposits, which represent a higher cost of deposit funds than demand, NOW, savings and money market deposits, also contributed to the increase in net yield in 1994. Average balances for time deposits decreased to $240.0 million in 1994 from $249.9 million in 1993 while average balances for demand, NOW, savings and money market deposits increased to $298.5 million in 1994 from $245.3 million in 1993. The Company intends to continue to pay rates on its NOW, savings and money market accounts which are consistent with industry averages. However, the Company's cost of funds, which was high relative to the industry before 1994, may increase in the future. In addition to matching its local competitors' rates, which may fluctuate significantly, a higher relative proportion of certificates of deposit, if required to fund loan growth or increase liquidity, might serve to increase the cost of funds.

         The following tables present the average daily balances of assets, liabilities and shareholders' equity and the respective interest earned or paid on interest earning assets and interest bearing liabilities, as well as average rates for the periods indicated:


                                                                  Year Ended December 31,
                                           1995                             1994                         1993
                                ---------------------------      -------------------------    --------------------------
                                Average             Average      Average           Average    Average            Average
                                Balance   Interest    Rate       Balance  Interest   Rate     Balance   Interest   Rate
                                                                  (Dollars in Thousands)

Assets:
 Interest earning assets:
  Mortgages held for sale...... $    867    $    69   7.96%    $  4,114    $   321   7.80%    $  9,587    $   757   7.90%
  Loans net of unearned
   discount(1).................  608,385     56,739   9.33%     487,505     41,586   8.53%     424,233     35,595   8.39%
  Allowance for credit
   losses......................   (9,750)                        (7,003)                        (5,384)
                                --------   --------             -------   --------             -------    -------
  Loans, net...................  599,502     56,808   9.48%     484,616     41,907   8.65%     428,436     36,352   8.48%
  Investment securities:
   Held to maturity:
    Taxable investment
     securities................    4,199        233   5.55%       5,973        374   6.26%
    Non-taxable investment
     securities................      632         49   7.75%(2)      425         33   7.76%(2)
   Available for sale:
    Taxable investment
     securities................   85,219      4,597   5.39%      80,018      3,528   4.41%      54,154      2,603   4.81%
    Non-taxable investment
     securities................    2,962        226   7.63%(2)    3,720        274   7.37%(2)    2,799        218   7.79%(2)
  Federal funds sold...........   41,436      2,498   6.03%      24,098        931   3.86%      45,615      1,376   3.02%
                                --------    -------            --------    -------            --------    -------
 Net interest earning assets...  733,950     64,411             598,850     47,047             531,004     40,549
 Cash and due from banks.......   30,639                         25,300                         21,569
 Accrued interest receivable...    4,809                          3,875                          3,237
 Bank premises and
  equipment....................   12,448                         10,318                          8,096
 Other real estate owned.......    6,080                          5,208                          4,628
 Other assets..................   12,718                          5,468                          3,673

Liabilities and
  Shareholders' Equity:
 Deposits:
  Demand (non-interest
   bearing)....................$ 105,006                       $ 85,331                       $ 65,289
  NOW accounts.................   60,101    $ 1,273   2.12%      52,877    $ 1,056   2.00%      47,721    $ 1,081   2.27%
  Savings and money market.....  163,989      4,866   2.97%     160,291      4,270   2.66%     132,319      3,803   2.87%
  Time.........................  309,152     17,479   5.65%     240,014     10,035   4.18%     249,905     10,417   4.17%
                                --------    -------            --------    -------            --------    -------
    Total deposits.............  638,248     23,618             538,513     15,361             495,234     15,301
 Securities sold under
  repurchase agreements........   27,962        980   3.50%      21,699        498   2.30%      16,444        411   2.50%
 Subordinated debentures.......    9,000        855   9.50%       9,000        855   9.50%       7,975        760   9.53%
 FHLB advances.................   47,309      2,776   5.87%      15,359        698   4.54%       3,054        119   3.90%

 Accrued interest payable......    6,725                          4,050                          4,138
 Other liabilities.............    3,324                            460                           (236)
 Shareholders' equity:
  Common stock(3).............. $  3,246                       $  2,506                       $  1,306
  Preferred stock and related
   surplus(3)..................   11,235                         12,840                             21
  Additional paid-in capital(3).  35,857                         30,382                         16,601
  Retained earnings(3).........   17,458                         13,070                         10,192
                                --------                       --------                       --------
   Total shareholders' equity.. $ 67,796                       $ 58,798                       $ 28,120
                                ========                       ========                       ========

 Average total interest
  earning assets............... $743,700     64,411  8.66%     $605,853    $47,047  7.77%     $536,388    $40,549  7.56%
 Average total interest
  bearing liabilities.......... $617,513     28,229  4.57%     $499,240     17,412  3.49%     $457,418     16,591  3.63%
                                            -------                        -------                        -------
 Net yield on average
  interest earning assets
  (net interest margin)........ $743,700    $36,182  4.87%     $605,853    $29,635  4.89%     $536,388   $ 23,958  4.47%
                                            =======                        =======                       ========



(1) Non-accrual loans have been included in the appropriate average loan balance category, but interest on non-accrual loans has not been included for purposes of determining interest income.
(2) The interest earned on non-taxable investment securities is shown on a tax equivalent basis assuming a federal tax rate of 34% for all periods.
(3) On January 17, 1996, the Company declared a 5% common stock dividend to shareholders of record on February 22, 1996 payable March 15, 1996. The information in this table has not been adjusted to give retroactive effect to this dividend.

         The following table presents a summary of the principal components of and changes in interest income and interest expense of the Company for the periods indicated:

                                                                                        Change from Prior Year
                                                Year Ended December 31,                1995                1994
                                             1995       1994         1993         Amount  Percent      Amount  Percent
                                                                       (Dollars in Thousands)
Interest Income:
 Mortgages held for sale...............   $    69     $   321       $   757      $  (252)    (79%)    $ (436)    (58%)
 Interest and fees on loans............    56,739      41,586        35,595       15,153      36%      5,991      17%
 Interest on investment
  securities:
    Held to maturity:
     U.S. Treasury securities..........       102          77                         25      32%         77
     Federal agency obligations........       131         297                       (166)    (56%)       297
     State and municipal
       obligations.....................        32          22                         10      45%         22
    Available for sale:
     U.S. Treasury securities..........     1,964       2,821         2,100         (857)    (30%)       721      34%
     Federal agency obligations........     2,321         569           350        1,752     308%        219      63%
     State and municipal
      obligations......................       149         181           144          (32)    (18%)        37      26%
     Other  ...........................       312         138           153          174     126%        (15)    (10%)
Interest on federal funds sold.........     2,498         931         1,376        1,567     168%       (445)    (32%)
                                          -------     -------       -------      -------              ------
Total interest income..................    64,317      46,943        40,475       17,374      37%      6,468      16%
                                          -------     -------       -------      -------              ------

Interest Expense:
    Deposits...........................    23,618      15,361        15,301        8,257      54%         60        *
    FHLB advances......................     2,776         698           119        2,078     298%        579     487%
    Securities sold under
     repurchase agreements.............       980         498           411          482      97%         87      21%
    Subordinated debentures............       855         855           760                               95      13%
                                          -------     -------       -------      -------              ------
Total interest expense.................    28,229      17,412        16,591       10,817      62%        821       5%
                                          -------     -------       -------      -------              ------
Net interest income....................   $36,088     $29,531       $23,884      $ 6,557      22%     $5,647      24%
                                          =======     =======       =======      =======              ======

----------
*   Less than 1%.

         The  following   table  sets  forth  changes  in  net  interest  income
attributable either to changes in volume (average balances) or to changes in average rates for interest earning assets and interest bearing liabilities:

                                                         1995 Versus 1994                 1994 Versus 1993
                                                   ---------------------------      ----------------------------
                                                      Net             Due to           Net            Due to
                                                    Increase        Changes in       Increase       Changes in
                                                   (Decrease)   Volume       Rate   (Decrease)   Volume      Rate
                                                                    (Dollars in Thousands)
Interest Income:
    Mortgages held for sale................        $  (252)     $  (257)    $    5     $ (436)    $ (432)   $ (4)
    Loans..................................         15,153       11,010      4,143      5,991      5,309     682
    Investment securities:
      Held to maturity:
         Taxable investment securities.....           (141)        (102)       (39)       374        374
         Non-taxable investment securities.             10           10                    22         22
      Available for sale:
         Taxable investment securities.....          1,069          241        828        925      1,244    (319)
         Non-taxable investment securities.            (32)         (38)         6         37         72     (35)

    Federal funds sold and securities
      purchased under agreements to resell.          1,567          881        686       (445)      (650)    205
                                                   -------      -------     ------     ------     ------    ----
Total increase in interest income..........         17,374       11,745      5,629      6,468      5,939     529
                                                   -------      -------     ------     ------     ------    ----

Interest Expense:
    NOW accounts...........................            217          151         66        (25)       117    (142)
    Savings and money market...............            596          100        496        467        803    (336)
    Time deposits..........................          7,444        3,349      4,095       (382)      (412)     30
    Securities sold under repurchase
      agreements...........................            482          171        311         87        131     (44)
    Subordinated debentures................                                                95         98      (3)
    FHLB advances..........................          2,078        1,823        255        579        480      99
                                                   -------       ------     ------     ------     ------    ----
Total increase (decrease) in interest expense       10,817        5,594      5,223        821      1,217    (396)
                                                   -------       ------     ------     ------     ------    ----
Changes in net interest income.............        $ 6,557      $ 6,151     $  406     $5,647     $4,722    $925
                                                   =======      =======     ======     ======     ======    ====

         During 1995, average interest earning assets totaled $743.7 million, an increase of $137.8 million or 23% over 1994, as compared to an increase of $69.5 million or 13% in 1994 over 1993. Of the $137.8 million increase in 1995, $117.6 million resulted from increased average loan balances, which includes $33.3 million of average loan balances resulting from the Constitution acquisition on August 4, 1995; $21.9 million from the Security First acquisition on December 22, 1994; and $9.6 million from the full year effect on 1995 from the Chester County acquisition on March 29, 1994. Of the $69.5 million increase in 1994, $57.8 million resulted from increased average loan balances, which includes the $28.7 million average loan balance resulting from the Chester County acquisition on March 29, 1994. As the Security First acquisition occurred on December 22, 1994, it had an insignificant effect on the 1994 annual average. Lesser growth in 1993, as compared to historical and 1995 and 1994 periods, resulted from the Company's efforts to maintain its capital ratios in that year. The average rate on interest earning assets was 8.66% in 1995, 7.77% in 1994 and 7.56% in 1993. During 1995, average interest bearing liabilities totaled $617.5 million, an increase of $118.3 million or 24% over 1994 compared to an increase of $41.8 million or 9% in 1994 from 1993. Of the $118.3 million increase in 1995, $10.9 million resulted from increases in NOW, savings and money market accounts. Of the $41.8 million increase in 1994, $33.1 million resulted from increases in NOW savings and money market accounts. The average rate on interest bearing liabilities increased to 4.57% in 1995 after declining to 3.49% in 1994 from 3.63% in 1993.

         Non-Interest   Income.  The  following  table  provides  a  summary  of
non-interest income:
                                                Year Ended December 31,
                                              ---------------------------
                                                1995      1994     1993
                                                ----      ----     ----
                                                 (Dollars in Thousands)
Non-interest income:
Service fees on deposit accounts ............   $2,654   $2,191   $1,661
Gain on sales of residential mortgages ......      261      405    1,490
Gain on sales of investment securities ......      333      128      376
Mortgage servicing fees .....................      885      742      762
Merchant credit card deposit fees ...........    1,247      871      385
Other .......................................    1,128    1,006      821
                                                ------   ------   ------
Total .......................................   $6,508   $5,343   $5,495
                                                ======   ======   ======


         Total non-interest income for 1995 was $6.5 million, an increase of $1.2 million or 22% from 1994, which in turn had shown a decrease of $152,000 or 3% from the prior year. Service fees on deposit accounts increased by 21% and 32% respectively in 1995 and 1994, as compared to the prior year period and totaled $2.7 million in 1995. The increases in 1995 reflected the impact of the Constitution and Security First acquisitions, as well as the full year impact of the Chester County acquisition. The increases in 1994 reflect the impact of the Chester County acquisition. Additionally, increases in 1995 and 1994 over 1993 reflect the increase in service charges instituted in the third quarter of 1993, as well as the growth in both years in core deposit accounts, from which most of the fees are generated.

         Gain on the sales of residential mortgages for 1995 amounted to $261,000, a decrease of $144,000 or 36% from 1994, which in turn had shown a decrease of $1.1 million or 73% from the prior year. The reductions in 1995 and 1994 resulted primarily from decreased refinancing volume due to the increased levels of market interest rates during that two year period. The Company generally sells all the residential mortgage loans it originates under fixed price commitments from the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and other entities. Gain on the sales of residential mortgage loans is recognized at the time of sale and substantially all such gains result from fees collected on such loans.

         Sales of securities resulted in net gains of $333,000 in 1995, as compared to $128,000 in 1994 and $376,000 in 1993. In structuring the Company's investment portfolio, management attempts to lock in yields in the most advantageous rate environments. In the latter half of 1995, investment securities available for sale were sold and replaced with securities offering higher yields. Sales of investment securities available for sale in 1994, all made in the first quarter, amounted to $18.7 million, and reflected management's expectation of increases in market interest rates. The anticipated interest rate increases occurred shortly thereafter and there were no additional sales in 1994. In 1993, gains reflected $150,000 which resulted from the sale of $1.3 million of Student Loan Marketing Association adjustable rate preferred stock.

         Mortgage servicing fees were $885,000 in 1995, compared to $742,000 in 1994 and $762,000 in 1993. The increase in 1995 mortgage servicing fees over the prior year resulted primarily from the fourth quarter 1994 purchase of servicing rights to a $70.0 million mortgage portfolio. That purchase was the primary factor in the increase in the servicing portfolio to $254.2 million and $247.0 million, respectively, at December 31, 1995 and 1994 from $183.4 million at December 31, 1993. At December 31, 1995 and 1994, unamortized amounts for mortgage servicing rights were $1.1 million and $914,000, respectively, and are being amortized over the estimated lives of the portfolios. The decrease in 1994 over the prior year resulted from reduced amounts of loans serviced, primarily as a result of fewer average outstanding loans in the servicing portfolio.

         The Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," effective October 1, 1995. The Company originates mortgages under a definitive plan to sell or securitize those loans and allocates the cost of the loans to originated mortgage servicing rights and the loans, based on relative fair values at the date of origination. For the period from October 1, 1995 to December 31, 1995, originated mortgage servicing rights of $72,000 resulted from the origination of $5,768,000 of mortgages.

         Merchant credit card fees increased in 1995 as compared to 1994 which had increased significantly over 1993. Most of the increases, which resulted primarily from increases in volume, are offset by increases in related expense, reflected under non-interest expense as merchant credit card deposit expense.

         Non-Interest Expense. The following table provides a summary of non-interest expense, by category of expense:


                                                Year Ended December 31,
                                             ----------------------------
                                               1995      1994      1993
                                               ----      ----      ----
                                                 (Dollars in Thousands)
Non-interest expense:
Salaries and employee benefits ............   $12,218   $10,809   $ 9,731
Occupancy .................................     3,029     2,738     2,381
Depreciation ..............................     1,510     1,351     1,127
FDIC insurance ............................       731     1,221     1,094
Data processing ...........................     1,135       885       748
Legal and auditing ........................       847       564       614
Stationery, printing, and supplies ........       700       470       481
Shares tax ................................       476       338       261
Advertising ...............................       704       440       404
Other real estate-owned maintenance expense       362       204       305
Loss on sale and write-downs of other
 real estate owned ........................       298       324         9
Amortization of intangibles ...............       816       237       278
Merchant credit card deposit ..............       984       637       271
Other .....................................     3,837     3,537     3,037
                                              -------   -------   -------
          Total ...........................   $27,647   $23,755   $20,741
                                              =======   =======   =======


         Total non-interest expense for 1995 was $27.6 million, an increase of $3.9 million or 16% over the $23.8 million in 1994, which had increased $3.0 million or 15% over 1993. Salaries and employee benefits represent the largest component of non-interest expense. Increases over the prior year period were $1.4 million or 13% in 1995 and $1.1 million or 11% in 1994. The increases in salary and employee benefits in 1995 over 1994, and in 1994 over 1993, reflected the expansion of the commercial and consumer loan departments, the addition of new branches and increases in ESOP and 401(k) contributions. Salaries and employee benefits in both 1995 and 1994 also reflected decreases in mortgage department staffing levels resulting primarily from reduced mortgage refinancing originations in those years.

         Of the 1995 increase in salary and employee benefits of $1.4 million, $366,000 resulted from commercial loan department expansion; $92,000 resulted from consumer loan department expansion; and approximately $334,000 resulted from additional branches. In 1995, ESOP and 401(k) contributions amounted to $279,000, an increase of $98,000 over 1994. In 1995, reductions in the mortgage department from the prior year amounted to approximately $126,000. Of the 1994 increase in salaries and benefits of $1.1 million, approximately $211,000 resulted from expansion of the commercial lending department, $138,000 from expansion of the consumer lending function and $415,000 from additional branch locations. In 1994, ESOP and 401(k) contributions amounted to $181,000, an increase of $106,000 over 1993. Reductions in the mortgage department in 1994, compared to the previous year, amounted to $354,000. The increases in 1995, 1994 and 1993 also reflected annual merit increases which averaged 3% to 4.5%.

         Occupancy expense totaled $3.0 million in 1995 compared to $2.7 million in 1994 and $2.4 million in 1993. Of the $291,000 increase in 1995, $249,000 resulted from additional branch locations. Of the $357,000 increase in 1994, $172,000 resulted from expenses in connection with additional branch locations and the relocation of two branches, and $111,000 resulted from increases in maintenance and repairs. The majority of the increases in 1993 over the prior year resulted from building rentals and other expenses in connection with new branch locations. Depreciation expense was $1.5 million in 1995, $1.4 million in 1994, and $1.1 million in 1993. Substantially, all of the increase in 1995 compared to 1994 resulted from additional branch locations. Of the $224,000 increase in 1994 compared to 1993, approximately $188,000 resulted from new branch locations.

         The FDIC insurance assessment for 1995 amounted to $731,000 compared to $1.2 million in 1994 and $1.1 million in 1993. The $490,000 reduction in 1995 as compared to 1994 resulted from a reduction in assessment rates over those in effect during both 1994 and 1993. For 1996, assessments are scheduled to be virtually eliminated; however, assessments may be re-instituted at any time, and may be subject to periodic increases or decreases.

         Data processing expense amounted to $1.1 million in 1995, $885,000 in 1994, and $748,000 in 1993. The $250,000 increase in 1995 over 1994, and the
$137,000 increase in 1994 over 1993 reflected increases in transaction volume resulting primarily from acquisitions.

         Legal and auditing expense amounted to $847,000 in 1995, $564,000 in 1994, and $614,000 in 1993. Of the $283,000 increase in 1995, $108,000 reflected an increase in case management fees, and $47,000 reflected increased expense for Securities Exchange Commission and other regulatory filings.

         Stationery printing and supplies amounted to $700,000 in 1995, $470,000 in 1994, and $481,000 in 1993. The $230,000 increase in 1995 over 1994 reflected the impact of acquisitions and additional branch locations. Amounts in 1994 and 1993 were comparable.

         Shares tax is a tax assessed in Pennsylvania in lieu of a state income tax. The tax is assessed at the rate of 1.25% against a six year moving average of shareholders' equity.

         Advertising expense amounted to $704,000 in 1995, $440,000 in 1994, and $404,000 in 1993. Of the $264,000 increase in 1995 over 1994, $138,000 resulted from newspaper advertising campaigns promoting certificates of deposit.

         Amortization of intangibles amounted to $816,000 in 1995, $237,000 in 1994, and $278,000 in 1993. Of the $579,000 increase in 1995, $384,000 resulted from goodwill amortization substantially all of which resulted from the Constitution and Security First acquisitions. Goodwill from each of those acquisitions is being amortized over a fifteen year period. A total of $93,000 resulted from core deposit intangibles amortization, primarily from the Constitution acquisition, and $87,000 resulted from amortization of purchased mortgage servicing rights on new purchases.

         Merchant credit card deposit expense increased in 1995 as compared to 1994 which had increased significantly over 1993. Most of the increases, which resulted primarily from increases in volume, are offset by increases in related income, reflected under non-interest income as merchant credit card deposit fees.

         Income Taxes. The Company's income tax provision was $4.2 million in 1995 compared to $3.1 million in 1994 and $2.1 million in 1993. The effective income tax rate was 35% in 1995, 33% in 1994 and 30% in 1993. The increase in the effective rate in 1995 over 1994 was primarily due to increases in taxable income and an increase in non-deductible amortization. This was offset by an increase in tax-exempt loan and investment income. The increase in the effective rate in 1994 over 1993 was primarily due to increases in taxable income, offset by tax-exempt loan and interest income. The effective rate of 30% in 1993 was primarily due to tax-exempt loan and interest income and reductions in certain valuation allowances.

Liquidity and Capital Resources

         Liquidity defines the ability of the Company to generate funds to support asset growth, meet deposit withdrawals, satisfy borrowing needs, maintain reserve requirements and otherwise operate on an ongoing basis. During the past three years, the liquidity needs of the Company were primarily met by cash on hand, deposits in other banks, federal funds sold and the sale of investment securities. The Company invests its funds not needed for operations ("excess liquidity") primarily in daily federal funds and securities.

         The major source of funds for the Company's investing activities are cash inflows resulting from net increases in deposits. Advances from the FHLB are also periodically utilized. Net increases in FHLB advances amounted to $39.7 million in 1995 as compared to $25.0 million in 1994 and $10.3 million in 1993. Net increases in deposits amounted to $5.6 million, $3.7 million, and $31.8 million respectively, in 1995, 1994 and 1993. Cash inflows were also increased by the issuance of $9.0 million of 9.5% subordinated debentures and $12.4 million in net proceeds from an offering of common stock in 1993. Funding was directed primarily at cash outflows required by net increases in loans of $47.8 million, $54.6 million and $11.9 million, respectively, in 1995, 1994 and 1993.

         In addition to demand, NOW and savings and money market deposit growth, the Company utilizes certificates of deposit to fund its loans. Amounts of such certificates have historically been generated by matching upper market Philadelphia-area certificate of deposit rates. In 1995, average certificate of deposit balances were increased. See "Results of Operations - Net Interest Income and Average Balances," above. Overall, the Company was able to reduce average certificate of deposit balances in 1994 and 1993 as a result of increases in its lower cost demand, NOW, savings and money market deposits.

         Operating activities include cash outflows for residential mortgages originated for sale, which amounted to $20.5 million, $36.6 million and $103.0 million, respectively, in 1995, 1994 and 1993. Outflows for mortgages originated for sale are generally offset within 90 days by the receipt of related sales proceeds. Securities cash outflows represent purchases of investment securities. Investment securities available for sale may be sold for liquidity purposes as necessary. Investment securities held to maturity are available for liquidity after such maturity.

         The cash flow balances from the banks acquired by the Company were excluded from the consolidated statements of cash flows and from the preceding discussion since they arose when such banks were independent from the Company.

         The Company knows of no adverse conditions which would impact the continued short or long term use of its cash inflows as heretofore described. To enhance liquidity, Jefferson PA maintains membership in the FHLB. Thus, it may obtain overnight funding of up to 10% of its total assets at rates approximately
 .40% over daily federal funds rates by pledging first mortgage residential collateral against such advances. Longer term funding at rates approximately
 .40% over U.S. Treasury rates is also available. As of December 31, 1995, the Company had outstanding $75.0 million of overnight advances, all of which matured in January 1996.

         Both the Company and its subsidiary banks are required to comply with certain "risk-based" capital adequacy guidelines issued by the FRB (for the Company) and the FDIC (for the subsidiary banks). The risk-based capital guidelines assign varying risk weights to the individual assets held by a bank. The guidelines also assign weights to the "credit-equivalent" amounts of certain off-balance sheet items, such as letters of credit and interest rate and currency swap contracts. Under these guidelines, institutions are expected to meet minimum ratios for "qualifying total capital" and tier 1 capital to risk-weighted assets of 8% and 4% respectively and a minimum leverage ratio (the ratio of Tier 1 capital to total average assets) of 3% plus an additional cushion of between 1% and 2%. As used in the guidelines, "Tier 1 capital" includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. "Tier 2 capital" components (limited in the aggregate to one-half of total qualifying capital) include allowances for credit losses (within limits), certain excess levels of perpetual preferred stock and certain types of "hybrid" capital instruments, subordinated debt and other preferred stock. The subordinated debt component of Tier 2 capital is reduced by 20% per year over the last five years of the term of the subordinated debt. The following table sets forth the regulatory capital ratios of the Company, Jefferson PA and Jefferson NJ as of December 31, 1995, together with the minimum ratios required under the regulation for an institution to be deemed "well capitalized":


                                                                        Tier 1 Capital        Total Capital
                                                                       to Risk-Weighted      to Risk-Weighted
                                              Leverage Ratio(1)          Assets Ratio          Assets Ratio
                                                 December 31,            December 31,          December 31,
                                               1995        1994         1995      1994        1995        1994
                                               ----        ----         ----      ----        ----        ----
Entity:
The Company .........................          6.54%       7.50%       9.16%      10.72%      11.74%      14.43%
Jefferson, PA .......................          6.01%       6.98%       8.26%       9.86%      10.92%      13.77%
Jefferson, NJ .......................         12.16%      13.56%      17.56%      20.55%      18.13%      20.28%
"Well capitalized" institution (under
  FDIC Regulations) .................          5.00%       5.00%       6.00%       6.00%      10.00%      10.00%

----------
(1)  The "leverage ratio" is the ratio of tier 1 capital to total average assets.

         At December 31, 1995, both the Company and its subsidiary banks were "well-capitalized" under FDIC regulations.

         Proposed regulations will increase capital requirements when as yet undetermined levels of interest rate risk are exceeded. Because the Company's liabilities (such as deposits) generally reprice within a period of one year, interest rate risk occurs when assets funded by such liabilities (such as loans) reprice at longer intervals. However, due to the relatively limited amounts of the Company's assets which reprice in periods longer than three years, it is not anticipated that such regulations will have a significant impact on the Company's capital requirements.

Asset and Liability Management

         Closely related to the concept of liquidity is the management of interest earning assets and interest bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank's interest margin resulting from changes in market interest rates.

         The following table summarizes repricing intervals for interest earning assets and interest bearing liabilities as of December 31, 1995, and the difference or "gap" between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. To the extent loans presented in this table are on a demand basis, they are categorized as to maturity based upon their stated amortization schedule.


                                                   1-90       91-180    181-364       1 - 3     3 - 5     Over 5
                                                   Days        Days       Days        Years     Years     Years
                                                                    (Dollars in Thousands)

Interest earning assets:
  Mortgage held for sale.......................  $    484
  Loans net of unearned discount...............   304,675     $49,242    $87,891     $83,653   $114,236   $33,607
  Investment securities:
   Held to maturity:
    Taxable investment securities..............     2,000                              1,197
    Non-taxable investment securities..........                                                     272       420
   Available for sale:
    Taxable investment securities..............     8,523      33,861     19,999      44,006     29,219     3,648
    Non-taxable investment securities..........       401          55        175         654      1,151       181
  Other........................................       100                    300
  Federal funds sold...........................    37,575
                                                 --------     -------   --------    --------   --------   -------
  Total interest earning assets................   353,758      83,158    108,365     129,510    144,878    37,856
                                                 --------     -------   --------    --------   --------   -------

Interest bearing liabilities:
  NOW Accounts.................................    65,059
  Savings and money market accounts............   180,175
  Time deposits................................    76,712      82,343    138,145      24,677     10,535     2,257
  Securities sold under repurchase
   agreements..................................    46,549
  FHLB advances................................    75,000
  Subordinated debentures......................                                                             9,000
                                                 --------    --------   --------    --------   --------  --------
Total interest bearing liabilities.............   443,495      82,343    138,145      24,677     10,535    11,257
                                                 --------     -------   --------    --------    -------   -------
Gap............................................ ($ 89,737)    $   815  ($ 29,780)   $104,833   $134,343   $26,599
                                                 ========     =======   ========    ========   ========   =======
Cumulative gap................................. ($ 89,737)   ($88,922) ($118,702)  ($ 13,869)  $120,474  $147,073
                                                 ========     =======   ========    ========   ========  ========
Gap to assets ratio............................      (10%)          *        (3%)        11%        14%        3%
Cumulative gap to assets ratio.................      (10%)        (9%)      (13%)        (1%)       13%       16%

----------
* Less than 1%.

         The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets, e.g., adjustable rate loans, often have provisions which may limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals experienced by the Company in the event of a change in interest rates may deviate significantly from those assumed in calculating the data shown in the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

         General. Total average assets of the Company amounted to $800.6 million in 1995, $649.0 million in 1994, and $572.2 million in 1993. This amounted to a $151.6 million or 23% increase in 1995 over 1994, as compared with an increase of $76.8 million or 13% in 1994 over 1993. Total average assets increased during 1995 primarily as a result of the 1995 Constitution acquisition and the full year effect of the 1994 Security First and Chester County acquisitions. Total assets increased during 1994 primarily as a result of the Chester County acquisition. A smaller increase in assets in 1993 over prior historical periods resulted from the Company's decision during that period to sustain its capital ratios by not emphasizing asset growth. Capital position in that year was enhanced by the $9.0 million offering of the 9.5% subordinated debentures and $12.4 million in net proceeds from an offering of the Company's Common Stock in 1993. See "Liquidity and Capital Resources," above.

         Investment Portfolio. The following tables present the book and approximate market values for each major category of the Company's investment securities for securities held to maturity and securities available for sale:

                                                     December 31,
                                                1995               1994
                                           Book(1)  Market    Book(1)  Market
                                                   (Dollars in Thousands)

Securities Held to Maturity:
U.S. Treasury securities ...............   $2,000   $1,999   $ 2,001   $ 1,944
Federal agency obligations .............    1,197    1,198    10,281     9,986
State and municipal obligations ........      692      711       697       664
                                           ------   ------   -------   -------
Total investment securities
  held to maturity (2) .................   $3,889   $3,908   $12,979   $12,594
                                           ======   ======   =======   =======


                                                          December 31,
                                          1995                1994                1993
                                   Book(1)    Market    Book(1)   Market     Book(1)  Market
                                                     (Dollars in Thousands)
Securities Available for Sale:
U.S. Treasury securities ......   $ 54,524   $ 54,527   $53,269   $51,632   $80,570   $80,503
Federal agency obligations ....     75,274     75,946     9,142     8,950    10,487    10,599
State and municipal obligations      2,584      2,617     3,448     3,368     2,850     2,898
Other securities ..............      8,783      8,783     3,699     3,699     2,643     2,644
                                  --------   --------   -------   -------   -------   -------
Total investment securities
  available for sale(2) .......   $141,165   $141,873   $69,558   $67,649   $96,550   $96,644
                                  ========   ========   =======   =======   =======   =======

----------
(1) Book value for securities held to maturity is stated at par plus any remaining unamortized premium paid or less any remaining unamortized discount received. Effective January 1, 1994, the Company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Prior thereto, all investment securities were categorized as available for sale and carried at the lower of amortized cost or market.
(2) Except for U.S. Treasury and agency securities, investments in the securities of any one issuer do not exceed 10% of the total amount of investment securities held.

         To enhance liquidity and diversification of its interest earning assets, the Company has been increasing its investment portfolio. To optimize liquidity, investments consist primarily of U.S. Treasury and agency securities. Repricing periods currently average less than three years. The Company has been increasing the average maturity of its investment portfolio by purchasing securities in the three-to-five year maturity range.

         Investment securities with a carrying value of $55.6 million and $30.4 million at December 31, 1995 and 1994, respectively, were pledged to secure deposits of state and local governments, federal government agencies, and securities sold under repurchase agreements as required or permitted by law.

         The following table shows the contractual maturity  distribution of the
investment   securities  portfolio  and  the  weighted  average  yield  of  such securities as of December 31, 1995:

                                                          After             After
                                                         One to             Five               Over
                                    One Year   Average    Five   Average    to Ten   Average   Ten    Average
                                    or less    Yield(1)   Years  Yield(1)   Years    Yield(1)  Years  Yield(1)    Total
                                                                 (Dollars in Thousands)
Held to Maturity:
 U.S. Treasury securities.........   $ 2,000    5.10%                                                            $ 2,000
 Federal agency obligations.......                      $ 1,197     6.10%                                          1,197
 State and municipal obligations..                          272     7.12%    $  420     8.16%                        692
                                     -------            -------              ------                              -------
   Total held to maturity.........     2,000              1,469                 420                                3,889
                                     =======            =======              ======                              =======
     Weighted average yield (1)...              5.10%               6.18%               8.16%
                                                =====               =====               =====

Available for Sale:
 U.S. Treasury securities.........   $28,061    4.72%   $26,466     5.29%                                       $ 54,527
 Federal agency obligations.......    25,743    5.33%    46,724     6.34%    $2,778     7.51%  $  701    7.06%    75,946
 State and municipal obligations..       631    7.81%     1,805     6.79%       181     7.24%                      2,617
 Other securities.................                                              260     8.58%   8,523    6.25%     8,783
                                     -------            -------              ------            ------           --------
   Total available for sale.......   $54,435            $74,995              $3,219            $9,224           $141,873
                                     =======            =======              ======            ======           ========
     Weighted average yield (1)...              5.05%               5.98%               7.58%            6.31%
                                                =====               =====               =====            =====


----------
(1) Yields on tax-exempt obligations have been computed on a tax equivalent basis assuming a federal tax rate of 34%.

         Loan Portfolio. The mainstay of the Company's lending business continues to be commercial loans and commercial mortgages. However, other lines of business are also being pursued. Accordingly, while commercial loans and commercial mortgages grew to $429.5 million at December 31, 1995, a $150.1 million increase over December 31, 1991, consumer loans, primarily indirect automobile loans, grew by $71.6 million during that period and amounted to $117.1 million at December 31, 1995. The construction loan portfolio, comprised primarily of single family residential construction loans, also increased $27.9 million during the period, to a total of $56.3 million.

         The following table summarizes the loan portfolio of the Company by loan category and amount at December 31 for the past five years. The loan categories correspond to the Company's internal classifications. Net loans are stated at the amount of unpaid principal, and are net of unearned discount and unearned loan fees. Loans with a principal amount in excess of 2% of the Company's capital are generally considered to be "large" loans. By these standards, large loans were those exceeding $1.5 million, $1.3 million, and $1.1 million at December 31, 1995, 1994 and 1993, respectively. Large loans as a percentage of total loans at December 31, 1995, 1994 and 1993 were 13%, 10% and 16%, respectively.


                                                         Book Value
                                                         December 31,
                                      1995       1994       1993       1992       1991
                                      ----       ----       ----       ----       ----
                                                   (Dollars in Thousands)

Mortgages held for sale .........   $    484   $    380   $ 19,009   $  7,018   $ 11,881
                                    --------   --------   --------   --------   --------
Residential mortgages ...........     55,691     57,599     47,320     56,790     50,539
Commercial mortgages ............    186,750    125,006    114,090    100,250     90,752
Commercial loans(1) .............    242,715    211,855    173,760    175,911    188,625
Construction loans ..............     56,322     48,400     38,427     35,904     28,402
Consumer loans ..................    117,088     94,157     56,330     53,933     45,511
Overdrafts ......................      1,096        912        508      1,812      1,260
Lease financing, net ............     13,642     13,556      9,837      7,311      4,063
                                    --------   --------   --------   --------   --------
Net loans (before allowance
  for credit losses) ............    673,304    551,485    440,272    431,911    409,152
                                    --------   --------   --------   --------   --------
   Total (net loans and mortgages
     held for sale) .............   $673,788   $551,865   $459,281   $438,929   $421,033
                                    ========   ========   ========   ========   ========

----------
(1) At December 31, 1995, commercial loans secured by real property totalled $164.0 million.

         The following table summarizes the loan portfolio of the Company by loan category and amount at December 31, 1995 and corresponds to appropriate regulatory definitions:

                                                                   Book Value
                                                                  (Dollars in
                                                                   Thousands)
Loans secured by real estate:
 Construction and land development ..............................   $ 57,679
 Secured by 1-4 family residential properties ...................    189,628
 Secured by multifamily (5 or more) residential properties ......     21,695
 Secured by non-family, non-residential properties ..............    217,959

Commercial and industrial loans:
 To U.S. addresses (domicile) ...................................     78,801

Loans to individuals for household, family
and other personal expenditures:
 Credit cards and related plans .................................      3,728
 Other ..........................................................     86,535
Tax-exempt industrial development obligations ...................      3,025
All other loans .................................................      1,096
Lease financing receivables, net of unearned income .............     13,642
                                                                    --------
     Total ......................................................   $673,788
                                                                    ========

         The following table presents selected loan categories at December 31, 1995 by maturity. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less:

                                                Period to Maturity
                                       Within  One to Five  After
                                      One Year    Years   Five Years    Total
                                               (Dollars in Thousands)

Commercial ........................   $242,298   $153,782   $33,385   $429,465
Construction ......................     50,690      5,632               56,322
                                      --------   --------   -------   --------
    Total .........................   $292,988   $159,414   $33,385   $485,787
                                      ========   ========   =======   ========

Amount of loans:
  Loans at fixed rates ............              $ 80,778   $ 33,385
  Loans at variable rates .........                78,636
                                                 --------   --------
     Total ........................              $159,414   $ 33,385
                                                 ========   ========

         The following table presents loans, including mortgages held for sale, as of December 31, 1995 by maturity:

                                                Period to Maturity
                                       Within  One to Five   After
                                      One Year    Years    Five Years    Total
                                                 (Dollars in Thousands)
Mortgages held for sale ...........   $    484                         $    484
Loans at fixed rates ..............     79,530   $154,313   $ 61,504    295,347
Loans at variable rates ...........    286,412     91,088        457    377,957
                                      --------   --------   --------   --------
     Total ........................   $366,426   $245,401   $ 61,961   $673,788
                                      ========   ========   ========   ========


         Non-Performing Loans. Loans are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial positions of the borrowers. A loan which is past due 90 days or more and still accruing interest remains on accrual status only when it is both adequately secured as to principal and accruing interest and is in the process of collection. The amount of the Company's non-performing assets has increased substantially since 1991(1). Non-accrual loans were $12.1 million, $8.1 million, $4.4 million, $5.4 million and $6.1 million,
--------
(1) Excluding loans past due 90 days or more and still accruing interest.

respectively, at December 31, 1995, 1994, 1993, 1992 and 1991(1). Non-performing assets amounted to $15.9 million, $13.3 million, $10.1 million, $10.3 million and $8.3 million, respectively, at December 31, 1995, 1994, 1993, 1992 and 1991(1). Non-performing assets included other real estate owned of $3.8 million, $4.5 million, $4.9 million, $4.5 million and $2.1 million, respectively, at December 31, 1995, 1994, 1993, 1992 and 1991(1). Increases in non-performing assets in 1992 resulted from the general decline in economic conditions and the depressed real estate market during the period. These conditions reduced the market price of real estate generally, and resulted in increased vacancies in office, commercial and residential rental properties as well as increased competition for tenants, thus either lowering rentals which could be charged or lowering or eliminating the ability to raise rents, even when operating costs increased. These factors caused a number of borrowers to default or to suffer temporary reductions in liquidity, with resulting delinquencies. During 1993, however, somewhat improved economic circumstances affecting real estate in the Philadelphia area eased the liquidity problems of the Company's borrowers, resulting in a reduction of loans 90 days or more past due and still accruing interest from those in 1991 and a small reduction in non-performing assets from those in 1992(1). Loans past due 90 days or more at December 31, 1995 were $6.9 million and reflected $2.2 million from the Constitution acquisition. Loans 90 days or more past due were $5.8 million at December 31, 1994 representing an increase of $1.1 million over the prior year. That increase reflected approximately $500,000 resulting from the Chester County and Security First acquisitions in addition to periodic fluctuations within this category. Of the $12.1 million non-accrual loans at December 31, 1995, $3.0 million resulted from the Constitution acquisition, and $895,000 remained from the Chester County and Security First acquisitions. Activity in 1995 excluding the remaining year end balances from the Constitution acquisition reflected $7.5 million of additions, $2.3 million of transfers to other real estate owned, $1.4 million returned to accrual status and $1.6 million of charge-offs and $1.1 million of payments. Non-accrual loans were $8.1 million at December 31, 1994 representing an increase of $3.7 million over the prior year(1). That increase reflected approximately $1.7 million resulting from the Chester County and Security First acquisitions. The balance of the increase consisted primarily of two loans. The larger of these two loans originally was in the amount of $1.4 million, $637,000 of which was charged off and the balance of which was recovered through a sale. Although significant increases in non-accrual loans and loans 90 days or more past due resulted from acquisitions, management believes that such loans are adequately reserved in the allowance for credit losses. See "Summary of Credit Loss Experience" below.

         Other real estate owned at December 31, 1995 totalled $3.8 million, a decrease of $740,000 from December 31, 1994. The balance at December 31, 1995 included insignificant amounts from the Chester County and Security First acquisitions and $2.2 million of other real estate owned from the Constitution acquisition, which management believes is reflected at collectible amounts. The balance at December 31, 1994 included approximately $917,000 resulting from the Chester County and Security First acquisitions. Significant activity in 1995 excluding remaining year end balances from the Constitution acquisition reflected additions of
--------
(1)Excluding loans past due 90 days or more and still accruing interest.

$3.9 million with sales and other receipts of $6.3 million and chargeoffs of $539,000. Significant activity in 1994 excluding remaining year end balances from acquisitions included approximately $2.6 million of additions, $3.3 million of sales proceeds, and $608,000 of write downs to market value and other charge-offs.

         The following table presents the principal amounts of non-accrual and renegotiated loans (excluding loans past due 90 days or more and still accruing interest) at December 31 for the years 1995 through 1991 in addition to a schedule presenting loans contractually past due 90 days or more as to interest or principal still accruing interest. Totals for other real estate owned are also presented.

                                                                             December 31,
                                                1995           1994           1993           1992        1991
                                                ----           ----           ----           ----        ----
                                                                     (Dollars in Thousands)

Loans accounted for on a non-accrual basis     $12,118        $ 8,088        $ 4,419        $ 5,445      $6,134
Loans renegotiated to provide a reduction
  or deferral of interest or principal......     -0-              750            797            298          49
                                               -------        -------        -------        -------      ------
Total non-performing loans(1)...............    12,118          8,838          5,216          5,743       6,183
                                               -------        -------        -------        -------      ------
Other real estate owned.....................     3,751          4,491          4,918          4,539       2,117
                                               -------        -------        -------        -------      ------
Total non-performing assets(1)..............   $15,869        $13,329        $10,134        $10,282      $8,300
                                               =======        =======        =======        =======      ======
Non-performing loans/total loans(1).........     1.80%          1.60%          1.14%          1.31%       1.47%
Non-performing assets/total loans and
  non-performing assets(1)..................     2.34%          2.40%          2.18%          2.32%       1.96%
Loans past due 90 days or more as to
  interest or principal payments still
  accruing interest and not included in
  non-accrual loans.........................   $ 6,876        $ 5,789        $ 4,560        $ 3,607      $9,288
                                               =======        =======        =======        =======      ======

         Interest Accrual Policies. Interest income is accrued as it is earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions which may affect the borrower's ability to repay and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Loans on which the accrual of interest had been discontinued or reduced, amounted to $12.1 million, $8.1 million and $4.4 million at December 31, 1995, 1994 and 1993, respectively. If interest on non-accrual loans had been accrued, such income would have been approximately $774,000, $802,000 and $351,000 for the years ended December 31, 1995, 1994 and 1993, respectively(1). At December 31, 1995 and 1994, there were no commitments to lend additional funds to borrowers whose loans were classified as non-accrual.

         The balance of impaired loans was $12.1 million at December 31, 1995. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreements. The allowance for loan loss
--------
(1)Non-accrual loans and non-performing assets exclude loans past due 90 days or more still accruing interest.

associated with impaired loans was $3.1 million at December 31, 1995. The average recorded investment in impaired loans was $9.9 million in 1995 and the income recognized on impaired loans during 1995 was $-0-. Total cash collected on impaired loans during 1995 was $1.1 million which was credited to the principal balance outstanding on such loans. Interest which would have been accrued on impaired loans during 1995 was $774,000. The Company's policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. The Company recognizes income on non-accrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company; if these factors do not exist, the Company will not recognize income.

         Provision for Credit Losses. The provision for credit losses is an amount charged against earnings to fund the reserve for possible future losses on existing loans. In order to determine the amount of the provision for credit losses, the Company conducts a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations as well as current loan collateral values. The Company also considers past estimates of possible loan losses as compared with actual losses, potential problems relating to sizable loans and large loan concentrations (if any). As adjustments become identified, they are reported in earnings for the period in which they become known.

         The provision for credit losses was $3.1 million in 1995, as compared to $1.9 million in 1994 and $1.8 million in 1993. The ratio of the allowance for credit losses to total loans was 2.08%, 1.40% and 1.15% respectively at December 31, 1995, 1994 and 1993. The ratio of the allowance for credit losses to non-performing assets was 88%, 58% and 52% at December 31, 1995, 1994 and 1993. The ratio of the allowance for credit losses to non-accrual loans, including loans 90 days past due still accruing interest, was 74%, 56% and 59% at December 31, 1995, 1994 and 1993, respectively. The increases include allowances for credit losses on problem loans resulting from acquired banks. The $1.3 million increase in 1995 over the prior year in the provision for credit losses, to a total of $3.1 million, was required by the ongoing quarterly analyses of adequacy of the allowance for credit losses. Jefferson PA charge-offs, excluding the effect of acquisitions, amounted to $3.3 million in 1995, $2.4 million in 1994 and $1.7 million in 1993. The historical levels of recoveries of charge-offs increased in 1995 and 1994, as compared to 1993, primarily as a result of the effect of acquisitions. Substantially all of the $672,000 of recoveries in 1995, and the majority of the $513,000 of recoveries in 1994, resulted from acquired loans. In 1993, recoveries totaled $60,000.

         In 1993 and 1994, quarterly provisions for credit losses were within budgeted ranges of $400,000 to $500,000. Quarterly provisions in 1995, in chronological order, were $540,000, $615,000, $1,215,000 and $765,000. As noted
above, the increases in these quarters were required by the ongoing quarterly analyses of adequacy of the allowance for credit losses. The $1,215,000 included a special provision of $500,000 resulting from a management decision to eliminate a problem credit by disposing of the underlying real estate collateral at a then current loss instead of pursuing a lengthy work out, as was previously intended. Except for the impact of actual charge-offs related to acquired Constitution non-performing loans which are believed to be adequately reserved and the disposition and timing of which remains uncertain, 1996 net charge-offs to average loans are not anticipated to exceed the levels experienced in the last five years as shown below.

         Summary of Credit Loss Experience. The following table summarizes the credit loss experience of the Company for each of the past five years:

                                                    December 31,
                                    1995      1994     1993     1992    1991
                                    ----      ----     ----     ----    ----
                                               (Dollars in Thousands)

Balance in allowance for credit
 losses at beginning of year ....  $ 7,727   $5,283   $5,094   $4,233   $3,313
                                   -------   ------   ------   ------   ------

Loans charged-off:
  Commercial ....................    1,584      853      183      854    1,085
  Construction ..................               167               134      160
  Real estate mortgage ..........    1,588    1,768    1,274    1,209      617
  Installment and lease financing      451      236      243      157      112
                                   -------   ------   ------   ------   ------
     Total ......................    3,623    3,024    1,700    2,354    1,974
                                   -------   ------   ------   ------   ------

Recoveries:
  Commercial ....................      184      289                         17
  Construction ..................                          1
  Real estate mortgage ..........      437      196       31       41
  Installment and lease financing       51       28       28       21       13
                                   -------   ------   ------   ------   ------
     Total ......................      672      513       60       62       30
                                   -------   ------   ------   ------   ------

Net charge-offs .................    2,951    2,511    1,640    2,292    1,944
Purchase of Chester County ......             2,434
Purchase of Security First ......               664
Purchase of Constitution ........    6,121
Provision charged to operations .    3,135    1,857    1,829    3,153    2,864
                                   -------   ------   ------   ------   ------
Balance in allowance for credit
  losses at end of period .......  $14,032   $7,727   $5,283   $5,094   $4,233
                                   =======   ======   ======   ======   ======
Net charge-offs/average loans ...      .48%     .51%     .38%     .54%     .49%

         Management of the Company has not attempted to allocate specific portions of the allowance for credit losses to specific loan categories.
However, the Company regularly monitors the credit-worthiness and financial condition of its significant borrowers, in all loan categories.

         The Company determines the level of its allowance for possible credit losses based on a number of factors. An analysis of individual commercial business loans, commercial real estate and construction loans as well as internally classified loans is conducted and specific reserves are allocated for those credits which are determined to have weaknesses. In addition, an analysis based upon historical loss experience is conducted. In this analysis, the Company applies its loss experience over the preceding eight fiscal quarters in each loan portfolio segment to the balance outstanding in such segment at the end of the period as to which the determination of allowance adequacy is being made, and uses this analysis as a predictor of future loss. In conjunction with the above analyses, the Company considers both internal and external factors which may affect the adequacy of the allowance for possible credit losses. Such factors may include, but are not limited to, present and prospective industry trends and regional and national economic conditions, past estimates of possible loan losses as compared to actual losses, potential problems with sizable loans and large loan concentrations. The Board of Directors reviews management's assessments at least on a quarterly basis.

         Historically, the Company has not generally been an unsecured lender either to businesses or individuals, and most of its loans are secured by some form of collateral. However, significant exceptions may be made to this general operating philosophy from time to time. For most loans, which are collateralized, the primary risk element, other than fraud, relates to the market acceptability and appropriate value of the collateral securing the loans.

         Commitments. In the normal course of its business, the Company makes commitments to extend credit and issues standby letters of credit. Generally, such commitments are provided by the Company as a service to customers with which the Company has other relationships. Commitments to extend credit amounted to $158.8 million and $133.8 million at December 31, 1995 and 1994, respectively. Outstanding letters of credit amounted to $16.1 million and $6.5 million at December 31, 1995 and 1994, respectively.

         Deposits. One of the primary components of sound growth and profitability is core deposit accumulation and retention. Core deposits consist of all deposits except public funds and certificates of deposit in excess of $100,000. Since core deposits exclude certificates of deposit issued in excess of $100,000, it is the Company's general policy to issue such certificates only to customers with which the Company has other relationships. At December 31, 1995, total deposits were approximately $725.0 million, an increase of approximately $105.9 million or 17% from December 31, 1994. At December 31, 1994, total deposits were approximately $619.1 million, an increase of approximately $83.6 million or 16% over 1993. Year end core deposits as a percentage of total deposits remained constant at December 31, 1995 and 1994 and amounted to 91%, while certificates of deposit in excess of $100,000, as a percentage of total deposits also remained constant, and amounted to 9%.

         The following tables present the average balances and rates paid on deposits for each of the years 1995, 1994 and 1993:

                                                                  Year Ended December 31,
                                                        ---------------------------------------------
                                                   1995                   1994                      1993
                                            Average    Average     Average     Average      Average     Average
                                            Balance      Rate      Balance       Rate       Balance       Rate
                                                                    (Dollars in Thousands)

Demand (non-interest bearing)..........     $105,006              $ 85,331                $ 65,289
NOW....................................       60,101     2.12%      52,877      2.00%       47,721        2.27%
Savings and money market...............      163,989     2.97%     160,291      2.66%      132,319        2.87%
Time...................................      309,152     5.65%     240,014      4.18%      249,905        4.17%
                                            --------              --------                --------
  Total deposits.......................     $638,248              $538,513                $495,234
                                            ========              ========                ========


         As of December 31, 1995, the Company had total time deposits of approximately $334.7 million. The following table summarizes the composition of these deposits:

                                                                Percentage of
                                                                  Total Time
                                                           Amount  Deposits
                                                      (Dollars in Thousands)

     Certificates of deposit in excess of $100,000 ....   $ 68,803    21%
     Individual retirement accounts ...................     36,581    11%
     Other time deposits ..............................    229,285    68%
                                                          --------   ---
         Total ........................................   $334,669   100%
                                                          ========   ===

         The remaining maturity on certificates of deposit of $100,000 or more as of December 31, 1995 is presented below:

                                                Amount
                                         (Dollars in Thousands)
     Maturity:
     Three months or less ...................   $33,874
     Three to six months ....................    19,880
     Six to 12 months .......................    10,523
     Over 12 months .........................     4,526
                                                -------
         Total ..............................   $68,803
                                                =======

         Impact of Inflation. The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. The Company believes that continuation of its efforts to manage the rates, liquidity and interest sensitivity of the Company's assets and liabilities is necessary to generate an acceptable return on assets.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The Financial Statements and Financial Statement Schedules are set forth at pages 36 to 61 of this report.

ITEM 9.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

         Previously reported.

                                                     PART III

         The information called for by Part III of this report is incorporated herein by reference to the Company's definitive proxy statement for its 1996 annual meeting of shareholders which will be filed not later than 120 days from the end of the Company's fiscal year (April 29, 1996).

                                                      PART IV

ITEM 14.          FINANCIAL STATEMENT SCHEDULES AND
                  REPORTS ON FORM 8-K

         (a)1.    Financial Statements

                  Report of Independent Certified Public Accountants
                  Report of Independent Accountants
                  Consolidated Balance Sheets
                  Consolidated Statements of Income
                  Consolidated Statement of Changes in Shareholders' Equity Consolidated Statements of Cash Flows
                  Notes to Consolidated Financial Statements

         2.       Financial Statement Schedules

                  None.

         3.       Exhibits

                  Exhibits 2, 11, 12 and 21 appear in Exhibits 3, 11, 12 and 21 of the Company's registration statement on Form s-4, as amended, Registration No. 33-62428, each of which such exhibits is hereby incorporated herein by reference. Exhibit 4 appears in Exhibit 4 to the Company's registration statement on Form S-1, Registration No. 33-70278, and is hereby incorporated herein by reference. Exhibit 23(a) - Consent of Grant Thornton LLP to incorporation of Financial Statements by reference in the Company's registration statements on Form S-8, Registration Nos. 33-80654 and 33-80656, and Form S-3, Registration No.
                  33-99988.

                  Exhibit 23(a)  Consent of Grant Thornton LLP

                  Exhibit 23(b)  Consent of Price Waterhouse LLP

         (b)      Reports on Form 8-K during the fourth quarter

                  The Company filed a Form 8-KA for October 6, 1995 containing financial statements and pro forma financial information required by Item 7(a) on Form 8-K with respect to the acquisition of Constitution Bank, the reporting of which had been deferred pursuant to Item 7(a)(4) of Form 8-K for August 4, 1995.

               Report of Independent Certified Public Accountants



Board of Directors and Stockholders
JeffBanks, Inc.


         We have audited the accompanying consolidated balance sheets of JeffBanks, Inc. (formerly State Bancshares, Inc.) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JeffBanks, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

         As discussed in note 1 to the consolidated financial statements, JeffBanks, Inc. and Subsidiaries changed their method of accounting for certain investments in debt and equity securities in 1994.





GRANT THORNTON LLP

Philadelphia, Pennsylvania
January 17, 1996


JeffBanks, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS


                                                                                   December 31,
                                                                                1995        1994
                                                                                 (in thousands)
                  ASSETS
Cash and cash equivalents
   Cash and due from banks ...............................................   $  53,309   $  62,462
   Federal funds sold ....................................................      37,575      35,575
                                                                             ---------   ---------
                                                                                90,884      98,037

Investment securities available for sale .................................     141,873      67,649
Investment securities held to maturity ...................................       3,889      12,979
Mortgages held for sale ..................................................         484         380
Loans, net ...............................................................     659,272     543,757
Premises and equipment ...................................................      12,880      12,412
Accrued interest receivable ..............................................       6,004       4,528
Other real estate owned ..................................................       3,751       4,491
Goodwill .................................................................       8,978         809
Other assets .............................................................      10,991       6,483
                                                                             ---------   ---------

          Total assets ...................................................   $ 939,006   $ 751,525
                                                                             =========   =========

              LIABILITIES
Deposits
   Demand (non-interest bearing) .........................................   $ 145,064   $ 110,861
   Savings, money market and NOW .........................................     245,234     242,063
   Time deposits .........................................................     265,866     207,595
   Time deposits, $100,000 and over ......................................      68,803      58,612
                                                                             ---------   ---------
                                                                               724,967     619,131

Securities sold under repurchase agreements ..............................      46,549      16,229
FHLB advances ............................................................      75,000      35,274
Subordinated debentures ..................................................       9,000       9,000
Accrued interest payable .................................................       6,216       5,582
Other liabilities ........................................................       3,963       1,933
                                                                             ---------   ---------

          Total liabilities ..............................................     865,695     687,149
                                                                             ---------   ---------

              SHAREHOLDERS' EQUITY
Preferred stock - authorized, 1,000,000 shares of $1 par value; issued and
   outstanding, -0- and 185,936 shares, respectively .....................        --           186
Common stock - authorized, 10,000,000 shares of $1 par value; issued and
   outstanding, 3,946,776 and 2,734,369 shares, respectively .............       3,947       2,734
Additional paid-in capital ...............................................      53,470      47,714
Retained earnings ........................................................      15,427      15,001
Net unrealized gain (loss) on securities available for sale ..............         467      (1,259)
                                                                             ---------   ---------

          Total shareholders' equity .....................................      73,311      64,376
                                                                             ---------   ---------

          Total liabilities and shareholders' equity .....................   $ 939,006   $ 751,525
                                                                             =========   =========

The accompanying notes are an integral part of these statements.

JeffBanks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                                             December 31,
                                                                      1995       1994      1993
                                                                (in thousands, except per share data)
Interest income
    Loans, including fees ........................................   $56,808   $41,907   $36,352
    Investment securities ........................................     5,011     4,105     2,747
    Federal funds sold ...........................................     2,498       931     1,376
                                                                     -------   -------   -------
                                                                      64,317    46,943    40,475
                                                                     -------   -------   -------
Interest expense
    Time deposits, $100,000 and over .............................     3,938     2,014     2,204
    Other deposits ...............................................    19,680    13,346    13,097
    FHLB advances ................................................     2,776       698       119
    Subordinated debentures ......................................       855       855       760
    Securities sold under repurchase agreements ..................       980       499       411
                                                                     -------   -------   -------
                                                                      28,229    17,412    16,591
                                                                     -------   -------   -------

          Net interest income ....................................    36,088    29,531    23,884

Provision for credit losses ......................................     3,135     1,857     1,829
                                                                     -------   -------   -------

          Net interest income after provision for credit losses ..    32,953    27,674    22,055
                                                                     -------   -------   -------

Non-interest income
    Service fees on deposit accounts .............................     2,654     2,191     1,661
    Gain on sales of residential mortgages .......................       261       405     1,490
    Gain on sales of investment securities .......................       333       128       376
    Mortgage servicing fees ......................................       885       742       762
    Merchant credit card deposit fees ............................     1,247       871       385
    Other ........................................................     1,128     1,006       821
                                                                     -------   -------   -------
                                                                       6,508     5,343     5,495
                                                                     -------   -------   -------
Non-interest expense
    Salaries and employee benefits ...............................    12,218    10,809     9,731
    Occupancy expense ............................................     3,029     2,738     2,381
    Depreciation .................................................     1,510     1,351     1,127
    FDIC expense .................................................       731     1,221     1,094
    Data processing expense ......................................     1,135       885       748
    Legal and auditing ...........................................       847       564       614
    Stationery, printing and supplies ............................       700       470       481
    Shares tax ...................................................       476       338
                                                                                             261
    Advertising ..................................................       704       440       404
    Other real estate-owned maintenance expense ..................       362       204       305
    Loss on sale and write-downs of other real estate owned ......       298       324         9
    Amortization of intangibles ..................................       816       237       278
    Merchant credit card deposit expense .........................       984       637       271
    Other ........................................................     3,837     3,537     3,037
                                                                     -------   -------   -------
                                                                      27,647    23,755    20,741
                                                                     -------   -------   -------
          Income before income taxes, dividends on preferred stock
                and minority interest ............................    11,814     9,262     6,809
Income taxes .....................................................     4,153     3,081     2,062
                                                                     -------   -------   -------
          Income before dividends on preferred stock  and
                minority interest ................................     7,661     6,181     4,747
Dividends on subsidiary preferred stock ..........................      --        --         789
Minority interest ................................................      --        --       1,191
                                                                     -------   -------   -------
          Net income .............................................   $ 7,661   $ 6,181   $ 2,767
                                                                     =======   =======   =======
          Net income applicable to common stock ..................   $ 6,534   $ 4,868   $ 2,240
                                                                     =======   =======   =======
Per share data
    Net income per common share - primary ........................   $  2.10   $  1.86   $  1.64
    Net income per common share - fully diluted ..................   $  1.94   $  1.71   $  1.49

The accompanying notes are an integral part of these statements.

                                             JeffBanks, Inc. and Subsidiaries


                                     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                            Net unrealized
                                                                                              gain (loss)
                                                                       Additional            on securities
                                           Common stock      Preferred   paid-in     Retained  available
                                        Class A    Class B     stock     capital     earnings   for sale    Total
                                                                   (in thousands)

Balance at January 1, 1993 ........   $    536   $    649    $      6   $ 15,173    $  8,900    $   --     $ 25,264

Net income ........................       --         --          --         --         2,767        --        2,767

Conversion of Class B
    common stock to Class
    A common stock ................        649       (649)       --         --          --          --         --

Shares issued to acquire
    minority interest in
    Jefferson Bank ................        449       --           180     15,641        --          --       16,270

Public offering of common
    stock .........................        750       --          --       11,671        --          --       12,421

Cash dividends on preferred
    stock .........................       --         --          --         --          (528)       --         (528)
                                      --------   --------    --------   --------    --------    --------   --------

Balance at December 31, 1993 ......      2,384       --           186     42,485      11,139        --       56,194

Change in accounting for
    investments on
    January 1, 1994 ...............       --         --          --         --          --            62         62

Net income ........................       --         --          --         --         6,181        --        6,181

Purchase of The Bank of
    Chester County ................        112       --          --        1,896        --          --        2,008

Purchase of Security
    First Bank ....................        203       --          --        2,955        --          --        3,158

Conversion of preferred stock .....          1       --          --           (1)       --          --         --

Issuance of common stock
    for 401(k) plan ...............          8       --          --          131        --          --          139

Issuance of options
    granted and exercised
    by underwriters of
    common stock ..................          1       --          --           15         (16)       --         --

Additional costs of 1993
    stock issuance ................       --         --          --         (105)       --          --         (105)

Shares issued to acquire
    minority interest in
    Jefferson Bank
    of New Jersey .................         25       --          --          338        --          --          363

                                                            (Continued)

                                             JeffBanks, Inc. and Subsidiaries


                           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY - CONTINUED

                                                                                            Net unrealized
                                                                                              gain (loss)
                                                                       Additional            on securities
                                           Common stock      Preferred   paid-in     Retained  available
                                        Class A    Class B     stock     capital     earnings   for sale    Total
                                                                     (in thousands)

Cash dividends on preferred
    stock .........................   $   --     $   --     $   --      $   --      $ (1,313)   $   --      $ (1,313)

Cash dividends on common
    stock .........................       --         --         --          --          (990)       --          (990)

Net unrealized loss on securities
    available for sale ............       --         --         --          --          --        (1,321)     (1,321)
                                                 --------   --------    --------    --------    --------    --------

Balance at December 31, 1994 ......      2,734       --          186      47,714      15,001      (1,259)     64,376

Net income ........................       --         --         --          --         7,661        --         7,661

Purchase of Constitution Bank .....        107       --         --         2,075        --          --         2,182

Conversion of preferred stock .....        907       --         (186)       (822)       --          --          (101)

Issuance of common stock for
    401(k) plan ...................         11       --         --           219        --          --           230

Cost to acquire minority interest
    in Jefferson Bank of
    New Jersey ....................       --         --         --           (15)       --          --           (15)

Cash dividends on preferred
     stock ........................       --         --         --          --        (1,127)       --        (1,127)

Cash dividends on common stock ....       --         --         --          --        (1,621)       --        (1,621)

Change in net unrealized
    loss on securities available
    for sale ......................       --         --         --          --          --         1,726       1,726

5% stock dividend .................        188       --         --         4,299      (4,487)       --          --
                                      --------   --------   --------    --------    --------    --------    --------
Balance at December 31,
    1995 ..........................   $  3,947   $   --     $   --      $ 53,470    $ 15,427    $    467    $ 73,311
                                      ========   ========   ========    ========    ========    ========    ========

The accompanying notes are an integral part of this statement.


JeffBanks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        December 31,
                                                                              1995         1994         1993
                                                                                     (in thousands)
Operating activities
    Net income .........................................................   $   7,661    $   6,181    $   2,767
    Adjustments to reconcile net income to net cash provided
          by (used in) operating activities
       Depreciation and amortization ...................................       3,068        2,240        1,884
       Provision for credit losses .....................................       3,135        1,857        1,829
       Gain on sales of investment securities ..........................        (333)        (128)        (376)
       Minority interest in undistributed net income of subsidiaries ...        --           --          1,013
       Mortgage loans originated for sale ..............................     (20,497)     (36,606)    (103,003)
       Mortgage loan sales .............................................      20,394       55,235       91,012
       Increase in interest receivable .................................        (676)         (17)        (201)
       (Decrease) increase in interest payable .........................        (258)       1,314         (787)
       Increase in other assets ........................................      (1,462)        (368)        (928)
       Increase (decrease) in other liabilities ........................         946       (2,103)       1,392
                                                                           ---------    ---------    ---------

              Net cash provided by (used in) operating activities ......      11,978       27,605       (5,398)
                                                                           ---------    ---------    ---------

Investing activities
    Proceeds from sales of investment securities available for sale ....      31,147       18,668        7,573
    Proceeds from maturities of investment securities available for sale      36,212       20,395        3,804
    Proceeds from maturities of investment securities held to maturity .       4,018         --         16,225
    Purchases of investment securities available for sale ..............    (129,264)      (4,105)     (78,097)
    Purchases of investment securities held to maturity ................        --        (12,979)        --
    Proceeds from sales of other real estate owned .....................       6,297        3,336        1,523
    Net increase in loans ..............................................     (47,380)     (54,601)     (11,901)
    Cash of entities acquired ..........................................       8,698       13,695         --
    Purchases of premises and equipment ................................      (1,846)      (2,362)      (1,561)
                                                                           ---------    ---------    ---------

              Net cash used in investing activities ....................     (92,118)     (17,953)     (62,434)
                                                                           ---------    ---------    ---------

Financing activities
    Net increase in deposits ...........................................       5,576        3,676       31,849
    Net increase in repurchase agreements ..............................      30,320           18        8,318
    Proceeds from issuance of common stock .............................         113           33       12,421
    Proceeds from FHLB advances ........................................      39,726       25,000       10,274
    Proceeds from issuance of subordinated debentures ..................        --           --          9,000
    Dividends paid on preferred stock ..................................      (1,127)      (1,313)        (528)
    Dividends paid on common stock .....................................      (1,621)        (990)        --
                                                                           ---------    ---------    ---------

              Net cash provided by financing activities ................      72,987       26,424       71,334
                                                                           ---------    ---------    ---------

Net (decrease) increase in cash and cash equivalents ...................      (7,153)      36,076        3,502

Cash and cash equivalents at beginning of year .........................      98,037       61,961       58,459
                                                                           ---------    ---------    ---------

Cash and cash equivalents at end of year ...............................   $  90,884    $  98,037    $  61,961
                                                                           =========    =========    =========

The accompanying notes are an integral part of these statements.

                        JeffBanks, Inc. and Subsidiaries


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

    The accounting policies followed by JeffBanks, Inc. (the Company) and its wholly-owned subsidiaries, Jefferson Bank (JBPA) and Jefferson Bank of New Jersey (JBNJ) (collectively referred to as the Banks), conform to generally accepted accounting principles and predominant practices within the banking industry. The Company is registered under the Bank Holding Company Act of 1956. The Banks are state-chartered banks regulated by the Pennsylvania Department of Banking and the New Jersey Department of Banking, respectively, and the Federal Deposit Insurance Corporation. In 1995, the Company changed its name to JeffBanks, Inc. from State Bancshares, Inc.

    The Banks operate as commercial banks offering a wide variety of commercial loans and, to a lesser degree, consumer credits, primarily indirect automobile loans. Their primary future strategic aim is to establish a reputation and market presence as the "small and middle market business bank" in their principal markets. The Company funds its loans primarily by offering time, savings and money market and demand deposit accounts to both commercial enterprises and individuals. Additionally, the Company originates, and in limited amounts, purchases residential mortgage loans, and services such loans which are owned by other investors. Also, the Company serves as a processor of merchant credit card deposits. However, these activities are peripheral to the Company's core business of commercial and consumer lending, and represent less significant aspects of its operations, as determined by their net contributions to net income. Principal markets consist of Philadelphia and contiguous Pennsylvania and southern New Jersey counties.

    The Company and the Banks are subject to regulations of certain state and federal agencies and, accordingly, they are periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Banks' business is particularly susceptible to being affected by state and federal legislation and regulations.

    Basis of financial statement presentation

    The accounting and reporting policies of the Company and the Banks conform with generally accepted accounting principles and predominant practices within the banking industry. All intercompany balances and transactions have been eliminated.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates implicit in these financial statements are as follows.

    The principal estimates that are particularly susceptible to significant change in the near term relate to the allowance for credit losses; certain intangible assets, such as goodwill, core deposits and mortgage servicing rights; and other real estate owned.

    The evaluation of the adequacy of the allowance for credit losses includes an analysis of historical loss rates, by category, applied to current loan totals. However, actual losses may be higher or lower than historical trends, which vary. Actual losses on specified problem loans, which also are provided for in the evaluation, may vary from estimated loss percentages, which are established based upon a limited number of potential loss classifications.

    Substantially all outstanding goodwill resulted from the acquisition of Constitution Bank, a central Philadelphia institution which had developed a compelling, if not predominant, market position of being the small business bank in Philadelphia. As the result of Constitution Bank's market penetration, JBPA had formulated its own strategy to create such a market role. Accordingly, implicit in the purchase of the Constitution Bank franchise was the acquisition of that role. However, if such measured benefits, including new business, are not derived, estimated amortization may increase and/or a charge for impairment may be recognized.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES - Continued

    Core deposit intangibles are amortized over estimated lives of deposit accounts. However, decreases in deposit balances may result in increased amortization and/or a charge for impairment may be recognized.

    Purchased and originated mortgage servicing rights are amortized consistent with prepayment estimates. However, if prepayments differ from those estimates, or if market values decline in excess of amortization, future amortization may increase and/or a charge for impairment may be recognized.

    Other real estate owned is written down to market based both upon estimates derived through appraisals and other resources. However, realization of sales proceeds may ultimately be higher or lower than those estimates.

    Financial instruments

    The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans and deposits.

    Investment securities

    The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. This new standard requires investments in securities to be classified in one of three categories: held to maturity, trading or available for sale. Investments in debt securities, for which management has both the ability and intent to hold to maturity, are carried at amortized cost. Investments in debt securities, which management believes may be sold prior to maturity due to changes in interest rates, prepayment risk and equity, liquidity requirements or other factors, are classified as available for sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of shareholders' equity and excluded from the determination of net income. The Company does not engage in security trading. Security transactions are accounted for on a trade date basis. Prior to the adoption of SFAS No. 115, investment securities that were principally debt securities were stated at cost and adjusted for amortization of premiums and accretion of discounts computed by the interest method. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

    Loans and allowance for credit losses

    Loans are stated at the amount of unpaid principal and are net of unearned discount, unearned loan fees and an allowance for credit losses. The allowance for credit losses is established through a provision for credit losses charged to expense. Loan principal considered to be uncollectible by management is charged against the allowance for credit losses. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation details historical losses by loan category, the resulting loss rates for which are projected at current loan total amounts. Loss estimates for specified problem loans are also detailed.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES - Continued

    Interest income is accrued as earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on such non-accrual status, all accumulated accrued interest receivable applicable to periods prior to the current year is charged off to the allowance for credit losses. Interest which had accrued in the current year is reversed out of current period income. Payments received subsequent to the non-accrual classification are applied as a reduction of principal in accordance with both regulatory guidelines and generally accepted accounting principles. Loans 90 days or more past due and still accruing interest must have both principal and accruing interest adequately secured and must be in the process of collection.

    The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. This new standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. In October 1994, SFAS No. 114 was amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which allows creditors to use their existing methods for recognizing interest income on impaired loans. Because the Company already recognized such reductions of value through its provision for credit losses, the adoption of SFAS No. 114, as amended by SFAS No. 118, did not have a material impact on its financial condition or results of operations.

    Bank premises and equipment

    Bank premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

    Other real estate owned

    Other real estate owned, representing property acquired through foreclosure, is carried at the lower of the principal balance of the secured loan or fair value, less estimated disposal costs, of the acquired property. Costs relating to holding the assets are charged to expense. Loans in the amount of $3,496,000 in 1995 and $855,000 in 1994 were made on competitive terms and in conformity with normal underwriting standards to facilitate the sale of other real estate owned.

    Core deposit intangibles

    Net assets of a certain branches acquired by JBPA were recorded at their fair value at the date of acquisition. The core deposit intangible and the remaining excess of purchase price over the fair value of net assets acquired of $546,000 are being amortized on a straight-line basis over 10 years and are included in other assets. The unamortized balances at December 31, 1995 and 1994 were $199,000 and $254,000, respectively.

    As a result of the Constitution Bank acquisition, the Company recognized approximately $2,300,000 of core deposit intangibles which will be amortized on a straight-line basis over approximately seven years. The unamortized balance at December 31, 1995 was $2,207,000.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES - Continued

    Other assets

    Deferred financing fees of $410,000, related to the issuance of subordinated debentures, are being amortized over the 10-year term of the debentures and are included in other assets. The unamortized balances at December 31, 1995 and 1994 were $292,000 and $333,000, respectively.

    Mortgage servicing

    JBPA performs various servicing functions on loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for these services. At December 31, 1995 and 1994, JBPA was servicing approximately $254,232,000 and $247,000,000, respectively, of loans for others.

    During 1995, 1994 and 1993, the Banks purchased $258,000, $876,000 and $-0-, respectively, of mortgage servicing rights. Amortization is based upon the ratio of servicing fees earned during the period to total servicing fees expected over the estimated lives of the portfolios. Additional amortization is recognized when prepayments exceed expected amounts. Unamortized purchased mortgage servicing rights are included in other assets and
    amounted  to  $982,000   and   $914,000  at  December  31,  1995  and  1994,
    respectively. Amortization expense amounted to $190,000, $104,000 and $179,000 in 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, JBPA maintained $422,000 and $457,000, respectively, of escrow balances associated with the servicing portfolio.

    The Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," effective October 1, 1995. The Company originates mortgages under a definitive plan to sell or securitize those loans and allocates the cost of the loans to originated mortgage servicing rights and the loans, based on relative fair values at the date of origination. For the period from October 1, 1995 to December 31, 1995, originated mortgage servicing rights of $72,000 resulted from the origination of $5,768,000 of mortgages. Amortization on originated mortgage servicing rights is recognized in accordance with policies for purchased mortgages, as previously discussed. The carrying values of purchased and originated mortgage servicing rights at December 31, 1995 approximate fair value.

    Long-lived assets

    The FASB issued a new standard, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of this new statement is not expected to have a material impact on the Banks' financial position or results of operations. The Banks are required to adopt this new standard for the year ended December 31, 1996.

    Mortgages held for sale

    Mortgages held for sale are recorded at cost which approximates market. These mortgages are typically sold within three months of origination without recourse to the Banks. Gain on the sales of residential mortgages is recognized at the time of sale and substantially all such gains result from the recognition of previously deferred fees collected upon the origination of such loans.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES - Continued

    Income taxes

    The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred  tax  assets  and  liabilities.  The  principal  types of  accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are purchased net operating loss carryforwards, allowance for credit losses, write-downs of other real estate owned, deferred loan fees, net unrealized gains or losses on securities available for sale and accumulated depreciation.

    Restrictions on cash and due from banks

    The Banks are required to maintain reserves against customer demand deposits by keeping cash on hand or balances with the Federal Reserve Bank in a non-interest bearing account. The amounts of those reserves and cash balances at December 31, 1995 and 1994 were approximately $9,203,000 and $7,864,000, respectively.

    Earnings per common share

    Primary earnings per common share are calculated by dividing net income applicable to common stock by the weighted average number of common shares and stock option common share equivalents outstanding during the period (3,116,505 in 1995, 2,617,962 in 1994 and 1,368,705 in 1993), after giving retroactive effect to a 5% stock dividend declared on January 17, 1996. Fully diluted earnings per share give effect to the increase in average shares that would be outstanding, and the increase in net income applicable to common stock that would result, from the assumed conversion of the Company's dilutive convertible preferred stock. All of the Company's preferred stock was converted into common stock in October 1995. Subsequent to those conversions, fully diluted earnings per share are computed consistent with the primary earnings per share computation, as previously discussed.

    Advertising costs

    The Company expenses advertising costs as incurred.

    Employee benefit plans

    The Banks have certain employee benefit plans covering substantially all employees. The Banks accrue such costs as incurred.

    Statement of cash flows

    Cash and cash equivalents are defined as cash on hand, cash items in the process of collection, amounts due from banks and federal funds sold with an original maturity of three months or less. Cash paid for income taxes was $2,170,000 in 1995, $2,425,000 in 1994 and $2,510,000 in 1993. Cash paid for interest was  $28,194,000 in 1995,  $15,568,000  in 1994 and  $17,378,000 in
    1993. Loans transferred to other real estate owned were $6,097,000 in 1995, $3,601,000 in 1994 and $2,652,000 in 1993.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 1 - SUMMARY OF ACCOUNTING POLICIES - Continued

    The consolidated statement of cash flows for the year ended December 31, 1995 excludes the effect of Constitution Bank and for the year ended December 31, 1994 excludes the effect of The Bank of Chester County and Security First Bank acquisitions, as those business combinations did not involve related cash flows.

NOTE 2 - ACQUISITIONS AND MERGERS

    On August 4, 1995, the Company, through JBPA, completed a merger with Constitution Bank. Under the terms of the merger, each share of Constitution Bank common stock was converted into .05909 of a share of the Company's common stock, resulting in the issuance of 106,456 shares of the Company's common stock. This transaction was accounted for under the purchase method of accounting. A total of $8,646,000 of goodwill and $2,300,000 of core deposit intangibles were recorded and are being amortized over 15 and 7 years, respectively. The unamortized balances at December 31, 1995 were $8,384,000 and $2,207,000, respectively.

    On December 22, 1994, the Company, through JBPA, completed a merger with Security First Bank (Security First). Under the terms of the merger, each share of Security First common stock was converted into .3397 of a share of the Company's common stock, resulting in the issuance of 202,932 shares of the Company's common stock. This transaction was accounted for under the purchase method of accounting. A total of $493,000 of goodwill was recorded in other assets and is being amortized over a 15-year period.

    On November 30, 1994, the Company, through a tender offer, issued 25,597 shares of common stock to acquire the remaining minority interest ownership of JBNJ. Under the terms of the tender offer, each share of JBNJ common stock was converted into .6 of a share of the Company's common stock. Issuance costs amounted to $111,000.

    On March 29, 1994, the Company, through JBPA, completed a merger with The Bank of Chester County (Chester County). Under the terms of the merger, each share of Chester County common stock was converted into .25 of a share of the Company's common stock, resulting in the issuance of 111,530 shares of the Company's common stock. This transaction was accounted for under the purchase method of accounting. At the date of acquisition, Chester County premises and land were increased to their fair market values of $1,521,000 and $300,000, respectively. There is no remaining goodwill resulting from this purchase.

    In October 1993, the shareholders of JBPA approved a merger pursuant to which each share of common stock of JBPA not owned by the Company would be converted into .5 shares of the Company's common stock and preferred stock of JBPA would be converted into similar preferred stock of the Company. The merger occurred in December 1993 and, as a result, the Company issued 449,443 shares upon conversion of 898,886 shares of JBPA common stock held by the minority shareholders. Each share of the Company's common stock issued was valued at $19.52 per share which approximated twice the market value of the JBPA common stock immediately before and after the announcement of the transaction. The value of the Company's common stock issued approximated the book value of shares not owned by the Company. This transaction was accounted for under the purchase method of accounting. The Company's consolidated statement of income includes 100% of JBPA's activity for December 1993. Prior to December 1993, the net income of JBPA attributable to minority interest was shown as a deduction in determining the Company's consolidated net income. Had this transaction occurred at the beginning of 1993, unaudited pro forma net income, net income applicable to common stock, and primary and fully diluted earnings per share for 1993 would have been $4,747,000, $3,431,000, $2.00 and $1.79, respectively.
    However, this information does not purport to be indicative of what would have occurred had the transaction been effective at the beginning of 1993 and is not intended to be a projection of future results.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 2 - ACQUISITIONS AND MERGERS - Continued

    Pro forma income statements for the years ending December 31, assuming the acquisition of Constitution Bank at the beginning of the respective periods shown, are as follows.

                                                   1995         1994
                                                ---------    ---------
                                                      Pro forma
                                                    (in thousands)

Interest income ..............................   $ 68,989    $ 57,662
Interest expense .............................     30,573      21,851
                                                 --------    --------
      Net interest income ....................     38,416      35,811
Provision for credit losses ..................     13,037       3,643
                                                 --------    --------
           Net interest income after provision
           for credit losses .................     25,379      32,168
Non-interest income ..........................      6,609       5,573
Non-interest expense .........................     34,253      31,765
                                                 --------    --------
      Income before income taxes .............     (2,265)      5,976
Income taxes .................................       (520)      2,077
                                                 --------    --------
      Net (loss) income ......................   $ (1,745)   $  3,899
                                                 ========    ========
Net (loss) income per share ..................   $   (.44)   $   1.05
                                                 ========    ========

NOTE 3 - INVESTMENT SECURITIES

    The amortized cost, unrealized gains and losses, and the approximate fair value of the Company's available for sale and held to maturity securities are as follows:


                                                      1995
                                                 Gross     Gross    Approximate
                                    Amortized unrealized unrealized     fair
                                      cost       gains     losses       value
                                                   (in thousands)
Available for sale
  U.S. Treasury securities ......   $ 54,524   $     88   $     85   $ 54,527
  Federal agency obligations ....     75,274        714         42     75,946
  State and municipal obligations      2,584         40          7      2,617
  Other securities ..............      8,783       --         --        8,783
                                    --------   --------   --------   --------
                                    $141,165   $    842   $    134   $141,873
                                    ========   ========   ========   ========

Held to maturity
  U.S. Treasury securities ......   $  2,000   $   --     $      1   $  1,999
  Federal agency obligations ....      1,197          1       --        1,198
  State and municipal obligations        692         19       --          711
                                    --------   --------   --------   --------
                                    $  3,889   $     20   $      1   $  3,908
                                    ========   ========   ========   ========

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 3 - INVESTMENT SECURITIES - Continued


                                                        1994
                                                Gross      Gross    Approximate
                                   Amortized  unrealized unrealized    fair
                                      cost      gains      losses      value
                                                (in thousands)
Available for sale
  U.S. Treasury securities ......   $ 53,269   $   --     $  1,637   $ 51,632
  Federal agency obligations ....      9,142         28        220      8,950
  State and municipal obligations      3,448          8         88      3,368
  Other securities ..............      3,699       --         --        3,699
                                    --------   --------   --------   --------
                                    $ 69,558   $     36   $  1,945   $ 67,649
                                    ========   ========   ========   ========

Held to maturity
  U.S. Treasury securities ......   $  2,001   $   --     $     57   $  1,944
  Federal agency obligations ....     10,281       --          295      9,986
  State and municipal obligations        697       --           33        664
                                    --------   --------   --------   --------
                                    $ 12,979   $   --     $    385   $ 12,594
                                    ========   ========   ========   ========

    The following table lists maturities of debt and equity securities at December 31, 1995 classified as available for sale and held to maturity:

                                             Available for sale     Held to maturity
                                                       Estimated             Estimated
                                            Amortized     fair     Amortized    fair
                                               cost       value      cost       value
                                                             (in thousands)

Due in one year or less ..................   $ 54,563   $ 54,435   $  2,000   $  1,999
Due after one year through five years ....     74,191     74,995      1,469      1,475
Due after five years through ten years ...      3,180      3,219        420        434
Due after ten years ......................        708        701       --         --
                                             --------   --------   --------   --------
                                              132,642    133,350      3,889      3,908
Federal Home Loan Bank of Pittsburgh stock      8,523      8,523       --         --
                                             --------   --------   --------   --------
                                             $141,165   $141,873   $  3,889   $  3,908
                                             ========   ========   ========   ========

    Proceeds on sales of securities classified as available for sale were $31,147,000 in 1995, $18,668,000 in 1994 and $7,573,000 in 1993. Realized
    gains and losses on sales of investment securities were $334,000 and $1,000; $181,000 and $53,000; and $376,000 and $-0- in 1995, 1994 and 1993,
    respectively.

    Tax-exempt interest income on state and municipal obligations classified as either investment securities or loans was $439,000, $463,000 and $424,000 in 1995, 1994 and 1993, respectively.

    Investment securities with an aggregate carrying value of approximately $55,594,000 and $30,430,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

                        JeffBanks, Inc. and Subsidiaries

NOTE 4 - LOANS

    Major classifications of loans are as follows:

                                      1995          1994
                                        (in thousands)

     Commercial .................   $ 242,715    $ 211,855
     Commercial mortgage ........     186,750      125,006
     Residential mortgage .......      55,691       57,599
     Consumer loans .............     117,088       94,157
     Construction ...............      56,322       48,400
     Direct financing leases, net      13,642       13,556
     Overdrafts .................       1,096          912
                                    ---------    ---------
                                      673,304      551,485
     Allowance for credit losses      (14,032)      (7,728)
                                    ---------    ---------

                                    $ 659,272    $ 543,757
                                    =========    =========

    Changes in the allowance for credit losses are as follows:
                                         1995        1994         1993
                                                (in thousands)

     Balance at beginning of year ..   $  7,727    $  5,283    $  5,094
     Provision charged to operations      3,135       1,857       1,829
     Loans charged off .............     (3,623)     (3,024)     (1,700)
     Recoveries ....................        672         513          60
     Purchase of Chester County ....       --         2,434        --
     Purchase of Security First ....       --           664        --
     Purchase of Constitution Bank .      6,121        --          --
                                       --------    --------    --------

     Balance at end of year ........   $ 14,032    $  7,727    $  5,283
                                       ========    ========    ========

    The balance of impaired loans was $12,118,000 at December 31, 1995. The Banks have identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreements. The allowance for credit loss associated with impaired loans was $3,146,000 at December 31, 1995. The average recorded investment in impaired loans was $9,939,000 in 1995 and the income recognized on impaired loans during 1995 was $-0-. Total cash collected on impaired loans during 1995 was $1,148,000, of which $1,148,000 was credited to the principal balance outstanding on such loans. Interest which would have been accrued on impaired loans during 1995 was $774,000. The Banks' policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. The Banks recognize income on non-accrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Banks; if these factors do not exist, the Banks will not recognize income.

    Loans on which the accrual of interest has been discontinued or reduced amounted to $8,088,000 at December 31, 1994. If interest on those non-earning loans had been accrued, such income would have been $802,000 in 1994 and $351,000 in 1993. Loans past due 90 days or more as to interest or principal payments still accruing interest at December 31, 1995 and 1994 were $6,876,000 and $5,789,000, respectively. At December 31, 1995 and 1994, there were no commitments to lend additional funds to borrowers whose loans are classified as non-accrual.

    Loans totalling  $100,000,000 and $44,093,000 at December 31, 1995 and 1994,
    respectively, were pledged as collateral to secure advances from the Federal Home Loan Bank (FHLB).

                        JeffBanks, Inc. and Subsidiaries

NOTE 5 - PREMISES AND EQUIPMENT

    Premises and equipment are as follows:

                                           Estimated
                                          useful lives    1995       1994
                                                          (in thousands)

       Land                                      -      $  2,445  $  2,195
       Building                          10 to 40 years    3,709     3,265
       Furniture, fixtures and equipment  5 to  8 years   12,014     9,966
       Leasehold improvements             5 to 20 years    7,892     6,723
                                                        --------  --------
                                                          26,060    22,149
          Less accumulated depreciation                  (13,180)   (9,737)
                                                        --------  --------
                                                        $ 12,880  $ 12,412
                                                        ========  ========

NOTE 6 - DEBT

    FHLB advances

    At December 31, 1995, JBPA had $75,000,000 in advances maturing in January 1996, with an interest rate of 5.65%. The maximum amount outstanding at any month-end was $75,000,000. Maturing advances are generally renewed for periods ranging from one day to three months. For 1995, the average amount outstanding was $47,309,000, with a weighted average interest rate of 5.87%. At December 31, 1995, JBPA had approximately $75,000,000 in unused advances from the FHLB.

    At December 31, 1994, JBPA had $35,274,000 in advances outstanding from the FHLB. The maximum amount outstanding at any amount was $35,274,000. Of that total, $30,000,000 was overnight advances with interest rates averaging approximately .40% over the daily federal funds rate, or approximately 6%. A total of $5,274,000 at 4% was repaid in September 1995. At December 31, 1994, JBPA had approximately $113,000,000 in unused advances from the FHLB.

    Subordinated debentures

    In February 1993, JBPA issued $9 million of 9.5% subordinated debentures due February 15, 2003. The debentures are redeemable at the option of JBPA, in whole or in part, at any time on or after February 15, 2000, at their stated principal amount plus accrued interest, if any. Interest is payable semi-annually on February 15 and August 15. The debenture agreement restricts the payment of cash dividends and any other distributions to (i) 50% of the cumulative net income of JBPA since JBPA's inception plus (ii) $500,000 without the consent of a majority of the holders of the subordinated debentures. JBPA shall also not redeem or repurchase any of its preferred or common stock subject to the above limitation.

NOTE 7 - MINORITY INTEREST IN SUBSIDIARIES

    In December 1993, the Company acquired through merger the remaining 33% minority interest in JBPA through the issuance of 449,443 shares of its common stock.

    In November 1993, the Company, in conjunction with its stock offering, purchased at book value $3,500,000 of JBNJ common stock to provide additional capital to JBNJ. This purchase increased the Company's ownership in JBNJ to 95% at December 31, 1993. In November 1994, the Company acquired through a tender offering the remaining minority ownership interest in JBNJ through the issuance of 25,597 shares of its common stock.

                        JeffBanks, Inc. and Subsidiaries

NOTE 8 - SHAREHOLDERS' EQUITY

    On January 17, 1996, the Company declared a 5% common stock dividend, payable March 15, 1996, in addition to its regular quarterly cash dividend. Quarterly cash dividends per common share totalled $.525 in 1995 and $.40 in 1994. Prior to 1994, dividends were paid by JBPA, but were not paid at the holding company level.

    In November 1993, the Company sold 750,000 shares of its common stock at $19 per share through a public offering. Costs incurred in the offering, including underwriters' discounts, approximated $1.8 million and were netted against the gross proceeds received.

    The JBPA preferred stock, which was converted in 1993 into the Company's preferred stock, was all converted into shares of the Company's common stock in October 1995. The number of shares of common stock which were issued on conversion was determined by dividing the original issue price of such preferred stock by the conversion price, as adjusted for the conversion of JBPA common stock into the Company's common stock and to reflect certain increases and decreases in the amount of common stock outstanding. Each share of Series B, 12%, $5,000 face value, and Series C, 11%, $5,000 face value, preferred stock was converted into common stock at a price of $17.10 per share. Each share of Series D, 9.5%, $1,000 face value, preferred stock was converted into common stock at a price of $11.00 per share. Each share of Series E, 8%, $20.00 face value, preferred stock was converted into common stock at a price of $16.00 per share. Additionally, each share of 9.5%, $1,000 face value, preferred stock was converted into common stock at a price of $13.50 per share. As a result of the above conversions, 906,930 shares of the Company's common stock were issued.

NOTE 9 - INCOME TAXES

    An analysis of current and deferred income taxes is as follows:


                                       1995     1994     1993
                                          (in thousands)

     Current ......................   $3,438   $2,207   $1,856
     Deferred .....................      715      874      206
                                      ------   ------   ------
           Total ..................   $4,153   $3,081   $2,062
                                      ======   ======   ======

    The income tax provision reconciled to the tax computed at the statutory federal rate was as follows:

                                                    1995       1994       1993
                                                        (in thousands)

    Tax at statutory rate .....................   $ 4,017    $ 3,148    $ 2,315
    Increase (decrease) in taxes resulting from
       Tax-exempt loan and investment income ..      (151)      (132)      (151)
       Reduction in valuation allowance .......      --         --         (203)
       Non-deductible amortization ............       151         18       --
       Other, net .............................       136         47        101
                                                  -------    -------    -------

          Applicable income tax ...............   $ 4,153    $ 3,081    $ 2,062
                                                  =======    =======    =======

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 9 - INCOME TAXES - Continued

    The net deferred tax asset consisted of the following:
                                                             1995        1994
                                                              (in thousands)

     Allowance for credit losses ........................   $ 3,235    $ 1,865
     Net unrealized loss on securities available for sale      --          534
     Deferred loan fees .................................       155        194
     Allowance for real estate owned ....................     1,036        119
     Purchased net operating loss carryforwards .........     5,344       --
     Other ..............................................      --           82
                                                            -------    -------
             Total deferred tax assets ..................     9,770      2,794
     Deferred asset valuation allowance .................    (6,348)      --
                                                            -------    -------
                                                              3,422      2,794
                                                            -------    -------
     Accumulated depreciation ...........................    (1,957)    (1,758)
     Net unrealized gain on securities available for sale      (240)      --
     Other ..............................................       (15)       (43)
                                                            -------    -------
             Total deferred tax liabilities .............    (2,212)    (1,801)
                                                            -------    -------
     Net deferred tax asset, included in other assets ...   $ 1,210    $   993
                                                            =======    =======

NOTE 10 - EMPLOYEE BENEFIT PLANS

    The Company established an Employee Stock Ownership Plan (ESOP) for employees of the Banks. Contributions to this plan are made by the Company in amounts determined by the Board of Directors. Contributions by the Company amounted to $201,000, $113,000 and $75,000 in 1995, 1994 and 1993,
    respectively. Contributions are distributed to the Banks in proportion to their respective employee salaries.

    In 1993, the Company established a 401(k) plan which was effective in 1994 covering substantially all employees. The Company matches $.25 for each dollar contributed by participants up to an annual maximum of $2,000 per participant.
    The Company's matching contributions were $78,000 in 1995 and $68,000 in 1994.

NOTE 11 - STOCK OPTIONS

    The Company maintains a Key Employee Stock Option Plan (the Plan). Under the Plan, options to purchase a maximum of 350,000 shares of the Company's common stock may be issued to executive officers and other key employees of the Company who occupy responsible managerial or professional positions and who have the capability of making a substantial contribution to the success of the Company, as selected by the Plan committee. Directors and independent contractors who, in the judgment of the Plan committee, have contributed to the success of the Company are also eligible to participate subject to certain limitations. Options granted under the Plan may be either qualified or non-qualified. Option prices must be 100% of fair market value of the shares on the date of grant and the exercise period may not exceed 10 years, except that, in the case of qualified options granted to persons holding 10% or more of the combined voting power of the Company, the option exercise price may not be less than 110% of the fair market value of the shares on the date of grant and the exercise period for any option may not exceed five years. Vesting of options granted under the Plan is determined by the Plan committee. The Plan committee has the right, in its discretion, to permit an optionee to be paid the difference between the option exercise price and the fair market value of the option shares on the date of option exercise. At December 31, 1995, there were exercisable options outstanding to purchase 105,000 shares at $21.43, 135,975 shares at $17.38 and 29,400 shares at
    $15.48. No options were exercised or expired during 1995, 1994 or 1993.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 11 - STOCK OPTIONS - Continued

    At December 31, 1995, 1994 and 1993, there were exercisable options outstanding to purchase 63,000 shares of the Company's common stock at $14.29 per share and 30,707 shares at $13.85 per share under former plans of the Company and JBPA. No options were exercised or expired during 1995, 1995 or 1993.

    The FASB issued a new standard, SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future, but anticipates following APB Opinion No. 25. The Company will be required to adopt the new standard for its year ended December 31, 1996.

NOTE 12 - RELATED PARTY TRANSACTIONS

    At December 31, 1995 and 1994, loans outstanding to certain officers and directors of the Company and their subsidiaries and companies in which they have material ownership amounted to $10,468,000 and $5,732,000, respectively. An analysis of activity in loans to related parties at December 31, 1995 and 1994 resulted in new loans of $6,126,000 and $1,348,000, respectively; reductions of $660,000 and $1,140,000, respectively, representing payments; and respective reductions and additions of $730,000 and $1,291,000, respectively, representing changes in the composition of related parties. Deposits of these individuals and their affiliated companies at December 31, 1995 and 1994 were $7,438,000 and $2,438,000, respectively.

    The Banks lease premises from several limited partnerships whose partners are persons related to the Company. Rental expense under these leases was $340,000, $334,000 and $331,000 for 1995, 1994 and 1993, respectively.

    The Company incurred $392,000, $436,000 and $333,000 in 1995, 1994 and 1993,
    respectively, in legal fees to Ledgewood Law Firm for legal services related to the acquisition of the minority interest in the Banks; the acquisitions of Constitution Bank, Chester County and Security First; and other matters. A member of the Board of the Company is also a principal of Ledgewood Law Firm.

    The Banks are parties to a management agreement with the Company under which the Company provides services in the areas of management, accounting, internal audit, loan review, marketing and advertising. Total charges for such services amounted to $2,945,000, $2,477,000 and $1,951,000 for the years ended December 31, 1995, 1994 and 1993, respectively. These fees were eliminated in consolidation.

                        JeffBanks, Inc. and Subsidiaries

NOTE 13 - COMMITMENTS AND CONTINGENCIES

    Operating leases

    The Company leases certain of its operating facilities under non-cancellable operating leases expiring in 1996 through 2011. The leases require payment by the Company of the real estate taxes and insurance on the leased properties.
    Approximate future minimum annual rental payments are as follows (in thousands):

       Year ending December 31

     1996 ....................   $ 1,488
     1997 ....................     1,405
     1998 ....................     1,264
     1999 ....................     1,197
     2000 ....................     1,114
     Thereafter ..............     4,377
                                 -------
                                 $10,845
                                 =======

    Rental expense  amounted to  $1,680,000,  $1,493,000 and $1,375,000 in 1995,
1994 and 1993, respectively.

    Other

    In the normal course of business, the Banks have been named as defendants in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that the resolution of such suits will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

    Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

    Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 1995 and 1994 are outlined below.

    For cash and due from banks, the recorded book values of $90,884,000 and $98,037,000 at December 31, 1995 and 1994, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

    The net loan portfolio at December 31, 1995 and 1994 has been valued using a present value discounted cash flow where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.

                                        1995                  1994
                                 Carrying  Estimated   Carrying  Estimated
                                  amount   fair value   amount   fair value
                                               (in thousands)

     Investment securities ...   $145,762   $145,781   $ 80,628   $ 80,243
     Loans, including
       mortgages held for sale    659,756    665,210    544,138    535,361

    The estimated fair values of demand deposits (i.e., interest (NOW) and non-interest bearing demand accounts, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate accounts and certificates of deposit approximate their fair values at the reporting date. The carrying amount of accrued interest payable approximates its fair value.

    Virtually all time deposits with stated maturities totalling $334,669,000 and $266,207,000 mature or reprice within one year of December 31, 1995 and 1994, respectively; therefore, the recorded book value of such deposits approximates their fair value.

    The recorded book balance of subordinated debentures of $9,000,000 at December 31, 1995 and 1994 had an approximate fair value of $9,500,000 and $9,000,000, respectively.

    The fair values of the FHLB advances totalling $75,000,000 and $35,274,000 are estimated to approximate their recorded book balances at December 31, 1995 and 1994, respectively.

    There was no material difference between the notional amount and the estimated fair value of off-balance-sheet items which totalled approximately $174,882,000 and $140,331,000 at December 31, 1995 and 1994, respectively, and primarily comprise unfunded loan commitments which are generally priced at market at the time of funding.

NOTE15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF
    CREDIT RISK
    The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers and to reduce their own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

    The Banks' exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE15 - FINANCIAL  INSTRUMENTS WITH  OFF-BALANCE-SHEET  RISK AND CONCENTRATIONS
    OF CREDIT RISK - Continued
    Unless noted otherwise, the Banks do not require collateral or other security to support financial instruments with credit risk. The approximate contract amounts are as follows:




    Financial instruments whose contract amounts represent credit risk
                                        1995       1994
                                         (in thousands)
     Commitments to extend credit .   $158,784   $133,836
     Standby letters of credit and
       financial guarantees written     16,098      6,495

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation.

    Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1995 varies up to 100%.

    The Banks grant loans primarily to customers in Philadelphia and its immediately adjacent suburban Pennsylvania counties which include Chester, Delaware and Montgomery and southern New Jersey which includes Camden and Burlington counties. Although the Banks have diversified loan portfolios, a large portion of their loans are secured by commercial or residential real property. The Banks do not generally engage in non-recourse lending and typically will require the principals of any commercial borrower to obligate themselves personally on the loan. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economic sector. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

NOTE 16 - REGULATORY MATTERS

    The Bank Holding Company Act of 1956 restricts the amount of dividends the Company can pay. Accordingly, dividends should generally only be paid out of current earnings, as defined.

    The Pennsylvania Banking Code of 1965 restricts the amount of dividends JBPA can pay. Accordingly, dividends may be declared and paid only out of net earnings, as defined.

    Where surplus, as defined, is less than 50% of the amount of JBPA's capital, no dividend may be paid or declared without the prior approval of the Pennsylvania Department of Banking (the Department) until the surplus, as defined, is equal to 50% of the total amount of capital. Where surplus, as defined, is less than 100% of capital, until such time as surplus equals capital, JBPA must transfer at least 10% of its net earnings to surplus, as defined, prior to the declaration of a dividend. The Department has the power to issue orders prohibiting the payment of dividends where such payment is deemed to be an unsafe or unsound banking practice.

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



NOTE 16 - REGULATORY MATTERS - Continued

    The New Jersey Banking Act of 1948 restricts the amount of dividends paid on JBNJ capital stock. Accordingly, no dividends shall be paid by JBNJ on its capital stock unless, following the payment of such dividends, the capital stock of JBNJ will be unimpaired, and (1) JBNJ will have a surplus, as defined, of not less than 50% of its capital, or, if not, (2) the payment of such dividend will not reduce the surplus, as defined, of JBNJ.

    The Company and the Banks are also required to maintain minimum amounts of Tier 1 and total capital to total "risk-weighted" assets and a minimum Tier 1 leverage ratio, as defined by the banking regulators. At December 31, 1995, they were required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively, and a minimum Tier 1 leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. The Company's, JBPA's and JBNJ's Tier 1 and total capital ratios at December 31, 1995 were 9.16%, 8.26% and 17.56% and 11.74%, 10.92% and 18.13%, respectively, and the entities' Tier 1 leverage ratios were 6.54%, 6.01% and 12.16%, respectively. The Company's management believes that, under current regulations, it will continue to meet its minimum capital requirement in the foreseeable future.

NOTE 17 - SEGMENT INFORMATION

    The Company operates primarily as a commercial bank. Additionally, certain mortgage banking activities are pursued and include the origination and purchase of mortgage loans, the sale of mortgage loans in the secondary market and the servicing of mortgage loans.

    Segment information is as follows:
                                          Commercial    Mortgage
                                            banking     banking  Consolidated
                                                     (in thousands)
     Year ended December 31, 1995
        Total revenue ...................   $ 69,611   $  1,214    $ 70,825
        Income (loss) before income taxes     11,991       (177)     11,814
        Identifiable assets, end of year     937,952      1,054     939,006

     Year ended December 31, 1994
        Total revenue ...................     51,082      1,204      52,286
        Income (loss) before income taxes      9,698       (436)      9,262
        Identifiable assets, end of year     750,611        914     751,525

     Year ended December 31, 1993
        Total revenue ...................     43,695      2,276      45,971
        Income before income taxes ......      6,643        165       6,808
        Identifiable assets, end of year     633,799        137     633,936

                        JeffBanks, Inc. and Subsidiaries

NOTE 18 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

    The condensed financial information for JeffBanks, Inc. (parent company only) is as follows:
                            CONDENSED BALANCE SHEETS

                                                         1995       1994
                                                          (in thousands)
     Assets
        Cash .......................................   $    241   $     66
        Investment in the Banks ....................     73,016     64,331
        Premises and equipment, net ................        226        123
                                                       --------   --------
                                                       $ 73,483   $ 64,520
                                                       ========   ========
     Liabilities and shareholders' equity
        Other liabilities ..........................   $    172   $    144
                                                       --------   --------
        Shareholders' equity
           Preferred stock .........................       --          186
           Common stock ............................      3,947      2,734
           Additional paid-in capital ..............     53,470     47,714
           Retained earnings .......................     15,427     15,001
           Net unrealized gain (loss) on
            investment securities available for sale        467     (1,259)
                                                       --------   --------
                                                         73,311     64,376
                                                       --------   --------
                                                       $ 73,483   $ 64,520
                                                       ========   ========

                         CONDENSED STATEMENTS OF INCOME

                                                     1995     1994     1993
                                                         (in thousands)
     Income
           Dividends from the Banks .............   $2,749   $2,302   $  824
           Management service fees from the Banks    2,945    2,477    1,951
                                                    ------   ------   ------
           Total income .........................    5,694    4,779    2,775
                                                    ------   ------   ------
     Expenses
           Salaries and employee benefits .......    1,046      964      822
           Occupancy expense ....................       56       63       60
           Depreciation .........................       40       20       17
           Data processing expense ..............    1,073      812      686
           Advertising ..........................      312      292      333
           Insurance ............................      351      268      230
           Other ................................       73      113      259
                                                    ------   ------   ------
           Total expenses .......................    2,951    2,532    2,407
                                                    ------   ------   ------
           Income before income taxes
                and equity in undistributed
                net income of the Banks .........    2,743    2,247      368
        Provision for income taxes ..............     --       --         55
        Equity in undistributed net
         income of the Banks ....................    4,918    3,934    2,344
                                                    ------   ------   ------
     Net income .................................   $7,661   $6,181   $2,767
                                                    ======   ======   ======
     Net income applicable to common stock ......   $6,534   $4,868   $2,240
                                                    ======   ======   ======

                                   (Continued)
                        JeffBanks, Inc. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




NOTE 18 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY - Continued

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                    December 31,
                                                            1995        1994        1993
                                                                  (in thousands)
Operating activities
   Net income ........................................   $  7,661    $  6,181    $  2,767
   Adjustments to reconcile net income to net
        cash provided by operating activities
       Depreciation and amortization .................         40          20          17
       Loss from change in interest in JBNJ ..........                                 34
       Equity in undistributed net income of
        the Banks ....................................     (4,918)     (3,934)     (2,344)
       Increase in other liabilities .................         69         124          16
       Decrease (increase) in other assets ...........       --            66         (52)
                                                         --------    --------    --------

             Net cash provided by operating activities      2,852       2,457         438
                                                         --------    --------    --------

Investing activities
   Capital contributions made to the Banks ...........       --          --       (12,693)
   Purchases of premises and equipment ...............       (144)        (11)        (22)
                                                         --------    --------    --------

             Net cash used in investing activities ...       (144)        (11)    (12,715)
                                                         --------    --------    --------

Financing activities
   Dividends paid on preferred stock .................     (1,127)     (1,312)       (528)
   Dividends paid on common stock ....................     (1,621)       (990)       --
   Proceeds from issuance of common stock ............        230          33      12,421
   Costs to acquire minority interest in JBNJ ........        (15)       (111)       --
                                                         --------    --------    --------

             Net cash (used in) provided by financing
                  activities .........................     (2,533)     (2,380)     11,893
                                                         --------    --------    --------

Net increase (decrease) in cash ......................        175          66        (384)

Cash at beginning of year ............................         66        --           384
                                                         --------    --------    --------

Cash at end of year ..................................   $    241    $     66    $   --
                                                         ========    ========    ========

                        JeffBanks, Inc. and Subsidiaries

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following represents summarized quarterly financial data of the Company which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations.

                                                                   Three months ended
                                                  December 31  September 30   June 30      March 31
                                                        (in thousands, except per share data)
1995
Interest income ...............................   $   18,096   $   16,979   $   15,319   $   13,923
Interest expense ..............................        8,247        7,579        6,752        5,651
Net interest income ...........................        9,849        9,400        8,567        8,272
Provision for credit losses ...................          765        1,215          615          540
Gain on sale of securities ....................           56          122           35          120
Other operating income ........................        1,843        1,500        1,382        1,450
Other operating expenses ......................        7,456        6,782        6,633        6,776
Income before income taxes ....................        3,527        3,025        2,736        2,526
Net income ....................................        2,236        1,944        1,809        1,672
Net income applicable to common stock .........        2,082        1,624        1,484        1,344

Per share data
    Average common shares outstanding .........        3,534        3,048        2,960        2,922
    Net income per common share - primary .....          .59          .53          .50          .48
    Net income per common share - fully diluted          .55          .49          .47          .43

                                                                                               1994
Interest income ...............................   $   12,794   $   12,461   $   11,629   $   10,059
Interest expense ..............................        4,965        4,531        4,129        3,787
Net interest income ...........................        7,829        7,930        7,500        6,272
Provision for credit losses ...................          478          461          459          459
Gain on sale of securities ....................         --           --           --            128
Other operating income ........................        1,357        1,380        1,230        1,248
Other operating expenses ......................        6,304        6,286        5,929        5,236
Income before income taxes ....................        2,404        2,563        2,342        1,953
Net income ....................................        1,609        1,651        1,557        1,248
Net income applicable to common stock .........        1,281        1,322        1,229        1,036

Per share data
    Average common shares outstanding .........        2,704        2,646        2,625        2,505
    Net income per common share - primary .....          .47          .50          .47          .42
    Net income per common share - fully diluted          .45          .45          .43          .38



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